Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock
of

SafeNet, Inc.
at
$28.75 Net Per Share
by
Stealth Acquisition Corp.
a wholly owned subsidiary of
Vector Stealth Holdings II, L.L.C.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON FRIDAY, APRIL 6, 2007, UNLESS EXTENDED.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE CONDITION THAT, PRIOR TO THE THEN SCHEDULED EXPIRATION DATE OF THE OFFER (AS IT MAY BE EXTENDED FROM TIME TO TIME PURSUANT TO THE MERGER AGREEMENT), THERE BE VALIDLY TENDERED IN ACCORDANCE WITH THE TERMS OF THE OFFER AND NOT WITHDRAWN A NUMBER OF SHARES OF COMMON STOCK, $0.01 PAR VALUE PER SHARE (THE “SHARES”), OF SAFENET, INC., A DELAWARE CORPORATION (THE “COMPANY”), THAT REPRESENTS ONE SHARE MORE THAN (I) THE NUMBER OF SHARES OUTSTANDING IMMEDIATELY PRIOR TO THE EXPIRATION OF THE OFFER LESS (II) 5,000,000 PLUS (III) ONE-TENTH OF THE NUMBER OF VESTED COMPANY OPTIONS WITH AN EXERCISE PRICE OF LESS THAN $28.75 PER SHARE, WHICH CONSTITUTES
APPROXIMATELY 78% OF THE OUTSTANDING SHARES BASED ON SHARES AND
OPTIONS OUTSTANDING AS OF FEBRUARY 28, 2007. THE OFFER IS ALSO SUBJECT TO
CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE
INTRODUCTION AND SECTIONS 1 AND 15 HEREOF.

THIS OFFER IS BEING MADE IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER, DATED AS OF MARCH 5, 2007 (THE “MERGER AGREEMENT”), AMONG VECTOR STEALTH HOLDINGS II, L.L.C. (“PARENT”), STEALTH ACQUISITION CORP. (“OFFEROR”) AND THE COMPANY PURSUANT TO WHICH OFFEROR WILL MERGE WITH AND INTO THE COMPANY (THE “MERGER”). THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT IT IS IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, AND DECLARED IT ADVISABLE, THAT THE COMPANY ENTER INTO THE MERGER AGREEMENT, APPROVED THE EXECUTION, DELIVERY AND PERFORMANCE OF THE MERGER AGREEMENT AND RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES INTO THE OFFER AND, TO THE EXTENT NECESSARY, ADOPT THE MERGER AGREEMENT.

IMPORTANT

Any stockholder of the Company desiring to tender Shares should either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and deliver the Letter of Transmittal with the stock certificates representing the Shares and all other required documents to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in “Section 3. Procedure for Tendering Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Any stockholder of the Company who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis or who cannot deliver all required documents to the Depositary, in each case prior to the expiration of the Offer, must tender such Shares pursuant to the guaranteed delivery procedures set forth in “Section 3. Procedure for Tendering Shares” of this Offer to Purchase.

Questions and requests for assistance may be directed to Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained at Offeror’s expense from the Information Agent or from brokers, dealers, commercial banks and trust companies.

A SUMMARY TERM SHEET DESCRIBING THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES 1 THROUGH 4. YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

The Information Agent for the Offer is:

March 12, 2007

SUMMARY TERM SHEET

This summary term sheet highlights important and material information contained in this Offer to Purchase but is intended to be an overview only. To fully understand the tender offer described in this document, and for a more complete description of the terms of the tender offer, you should read carefully this entire Offer to Purchase, the Schedule to this Offer to Purchase, the documents incorporated by reference or otherwise referred to herein and the Letter of Transmittal provided with this Offer to Purchase. Section references are included to direct you to a more complete description of the topics discussed in this summary term sheet.

Parties to the Tender Offer	Stealth Acquisition Corp. is offering to purchase all of the outstanding shares of common stock (the ‘Shares”) of SafeNet, Inc. (the ‘‘Company”) for $28.75 per share in cash. Stealth Acquisition Corp. is a wholly owned subsidiary of Vector Stealth Holdings II, L.L.C. Stealth Acquisition Corp. was formed by Vector Capital Partners III, L.L.C., a manager of private equity funds (the ‘‘Sponsor”), for the purpose of acquiring the Company. See ‘‘Section 9. Certain Information Concerning Offeror and its Affiliates.”

Conditions to the Tender Offer	Stealth Acquisition Corp. shall not be required to accept for payment or, subject to any applicable rules and regulations of the U.S. Securities and Exchange Commission (including Rule 14e-1(c) under the Securities and Exchange Act of 1934, as amended, relating to the obligation of Stealth Acquisition Corp. to pay for or return tendered Shares promptly after termination or withdrawal of the tender offer), pay for any tendered Shares, and may (but only to the extent expressly permitted by the merger agreement) delay the acceptance for payment of any tendered Shares, if (i) any waiting period applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall not have expired or been terminated, (ii) the Minimum Condition shall not have been satisfied or (iii) certain other conditions described in “Section 15. Certain Conditions to Offeror’s Obligations” shall not have been satisfied.

The “Minimum Condition” is the condition that, prior to the then scheduled expiration date of the tender offer (as it may be extended from time to time pursuant to the merger agreement), there be validly tendered in accordance with the terms of the tender offer and not withdrawn a number of Shares that represents one Share more than (i) the number of Shares outstanding immediately prior to the expiration date of the tender offer less (ii) 5,000,000 plus (iii) one-tenth of the number of vested Company options with an exercise price of less than $28.75 per Share. Based on the number of Shares and options outstanding on February 28, 2007, the Minimum Condition is equal to approximately 78% of the outstanding Shares. If the Company becomes current in its filings under the Securities Exchange Act of 1934, as amended (including filing all audited and unaudited financial statements for the periods with respect to which audit opinions have been withdrawn or with respect to which the Company has announced they cannot be relied upon, as well as all audited and unaudited financial statements for all periods for which they have not been filed and/or for which they are due, prepared in accordance with GAAP), then the Minimum Condition will be reduced so as to equal a majority of the number of Shares outstanding assuming the full exercise of all options, rights and convertible securities (if any) with an exercise price of less than $28.75 per Share and the issuance of all Shares the

Company is obligated to issue thereunder. In that event, the tender offer will be extended to the extent necessary to ensure that at least five business days remain before the next scheduled expiration date of the tender offer as required by the rules and regulations of the U.S. Securities and Exchange Commission.

The foregoing conditions are for the sole benefit of Vector Stealth Holdings II, L.L.C. and Stealth Acquisition Corp. and, subject to the terms and conditions of the merger agreement, may be waived by Vector Stealth Holdings II, L.L.C. or Stealth Acquisition Corp., in whole or in part at any time and from time to time in the sole discretion of Vector Stealth Holdings II, L.L.C. or Stealth Acquisition Corp.; provided, however, that the Minimum Condition can only be waived with the prior written consent of the Company. The failure by Vector Stealth Holdings II, L.L.C. or Stealth Acquisition Corp. at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

See “Section 15. Certain Conditions to Offeror’s Obligations” for a description of certain other conditions to the offer.

Merger Agreement	In connection with the tender offer, the Company, Vector Stealth Holdings II, L.L.C. and Stealth Acquisition Corp. have entered into a merger agreement pursuant to which, if the tender offer is consummated and all necessary stockholder approvals are obtained, Stealth Acquisition Corp. will merge with and into the Company, and the Company will be the surviving corporation and a wholly owned subsidiary of Vector Stealth Holdings II, L.L.C. and all outstanding Shares will be exchanged for the right to receive $28.75 in cash (or any higher price per share that is paid in the tender offer). See “Section 12. Purpose of the Offer; The Merger; Plans for the Company.”

Position of the Company Board of Directors	The board of directors of the Company unanimously:
• determined that it is in the best interests of the Company and its stockholders, and declared it advisable, that the Company enter into the merger agreement;

• approved the execution, delivery and performance of the merger agreement; and

• recommends that the Company’s stockholders accept the tender offer and tender their Shares into the tender offer and, to the extent necessary, adopt the merger agreement.

See the “Introduction.”

Expiration of the Tender Offer	This tender offer expires at 12:00 Midnight, New York City time, on Friday, April 6, 2007, unless extended. See “Section 1. Terms of the Offer.”

Ability to Extend the Tender Offer	The tender offer shall be extended by Stealth Acquisition Corp.:

• for successive periods of ten business days each, if any of the conditions to the tender offer (including the Minimum Condition) have not been satisfied or waived as of any then scheduled expiration date; or

• for any period as may be required by applicable rules and regulations of the SEC, the Nasdaq Global Market (“Nasdaq”) or any other stock exchange or automated quotation system that is applicable to the tender offer.

Stealth Acquisition Corp.’s ability and obligation to extend the tender offer is subject to the parties’ rights to terminate the merger agreement if the tender offer is not consummated by September 5, 2007 (or, in the circumstances described under “Section 13. The Transaction Documents — The Merger Agreement — Termination,” December 5, 2007) and the parties’ rights to otherwise terminate the merger agreement and the tender offer pursuant to the terms of the merger agreement.

If the tender offer closes but Stealth Acquisition Corp. does not acquire sufficient Shares such that the tendered Shares, together with the Shares issuable under the irrevocable option described under “Merger Following Expiration of the Tender Offer” below, would enable a “short-form” merger to occur under the Delaware General Corporation Law, Stealth Acquisition Corp. may elect to provide a subsequent offering period of between three and 20 business days immediately following the expiration of the tender offer.

See “Section 1. Terms of the Offer” for more details on the ability and obligation to extend the tender offer.

Ability to Withdraw Tendered Shares	The tender of your shares may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Friday, April 6, 2007 and, unless accepted for payment pursuant to the tender offer, may also be withdrawn at any time after May 10, 2007. However, if we provide a subsequent offering period, you would not be able to withdraw any Shares that you already tendered or any of the Shares that you tendered during a subsequent offering period. See “Section 4. Withdrawal Rights.”

Certain Effects of the Tender Offer	If the tender offer is consummated but the merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares.

See “Section 7. Effect of the Offer on Listing, Market for Shares and SEC Registration.”

Merger Following Expiration of the Tender Offer	If, following consummation of the tender offer, Stealth Acquisition Corp. owns 90% or more of the outstanding Shares, including Shares acquired in any subsequent offering period and through any exercise of the irrevocable option described below, Stealth Acquisition Corp. intends to cause the Company to consummate a short-form merger under the Delaware General Corporation Law. Neither stockholder approval nor the approval of the board of directors of the Company would be required to consummate the short-form merger. If Stealth Acquisition Corp. does not acquire at least 90% of the outstanding Shares, stockholder approval of the merger will be required, and a significantly longer period of time will be required to effect the merger under Delaware law. Upon Stealth Acquisition Corp.’s acceptance of

Shares for payment pursuant to the tender offer or other acquisition of Shares constituting approximately 78% of the outstanding Shares, the merger agreement provides that Stealth Acquisition Corp. shall exercise an irrevocable option granted by the Company to purchase the number of Shares that would cause Stealth Acquisition Corp. to own one share more than 90% of the Shares then outstanding.

See “Section 12. Purpose of the Offer; The Merger; Plans for the Company” and “Section 13. The Transaction Documents — The Merger Agreement — Top-Up Option.”

At the effective time of the merger, each Share outstanding will be cancelled in exchange for the right to receive $28.75 in cash (or any higher price per share that is paid in the tender offer) without any interest or dividends thereon, less any required withholding taxes.

See “Section 13. The Transaction Documents.”

Appraisal Rights	No appraisal rights will be available in connection with the tender offer. However, if the tender offer is consummated, appraisal rights will be available in connection with the merger under the Delaware General Corporation Law. See “Section 17. Appraisal Rights.”

See “Section 1. Terms of the Offer” and “Section 13. The Transaction Documents” for a more complete description of the tender offer and the transactions contemplated following the consummation of the tender offer.

QUESTIONS AND ANSWERS

Stealth Acquisition Corp. is offering to purchase all of the outstanding shares of common stock of SafeNet, Inc. (the “Company”) for $28.75 per share in cash. The following are some of the questions you may have as a stockholder of the Company and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the enclosed Letter of Transmittal because the information provided below is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

Stealth Acquisition Corp. is a Delaware corporation and a wholly owned subsidiary of Vector Stealth Holdings II, L.L.C., a Delaware limited liability company. Vector Stealth Holdings II, L.L.C. was formed by Vector Capital Partners III, L.L.C., a manager of private equity funds (the “Sponsor”). Stealth Acquisition Corp. was formed for the sole purpose of acquiring the Company and has carried on no activities other than in connection with the acquisition of the Company. Stealth Acquisition Corp. was incorporated in Delaware in February 2007. See the “Introduction” and “Section 9. Certain Information Concerning Offeror and its Affiliates.”

Unless the context indicates otherwise, we will use the terms “us,” “we” and “our” in this Offer to Purchase to refer to Stealth Acquisition Corp. and, where appropriate, Vector Stealth Holdings II, L.L.C. We use the term “the Company” to refer to SafeNet, Inc.

What are the classes and amounts of securities sought in the tender offer?

We are seeking to purchase all of the outstanding shares of common stock of the Company. See the “Introduction” and “Section 1. Terms of the Offer.”

How much are you offering to pay? What is the form of payment?

We are offering to pay you $28.75 per share, in cash, without interest, less any required withholding taxes.

Will I have to pay any fees or commissions?

If you are the record owner of your shares and you tender your shares to us in this tender offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction.”

Do you have the financial resources to make payment?

Yes. The tender offer is not subject to any financing condition. We have obtained commitments from Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. for debt financing up to $375,000,000 and have received commitments from an affiliate of the Sponsor and certain other investment funds (together with such affiliate of the Sponsor, the “Investors”) to make an aggregate equity contribution to us of up to $236,100,000 to fund the purchase of the shares in the tender offer and the payment for shares in the merger. Further, an affiliate of the Sponsor and an affiliate of Ziff Asset Management, L.P. have committed to backstop up to 50% each of the equity commitments of the other Investors to the extent such other Investors do not honor their equity commitments. We also intend to use a portion of the Company’s cash to fund the payment for shares in the merger.

See “Section 10. Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my shares in this tender offer?

We do not believe our financial condition is relevant to your decision to tender your shares in this tender offer because:

•	the tender offer is being made for all outstanding shares solely for cash;

•	the tender offer is not subject to any financing condition; and

•	if we consummate the tender offer, we will acquire all remaining shares for the same cash price in the subsequent merger.

What does the Company board of directors recommend regarding this tender offer?

The Company board of directors unanimously:

•	determined that it is in the best interests of the Company and its stockholders, and declared it advisable, that the Company enter into the merger agreement;

•	approved the execution, delivery and performance of the merger agreement; and

•	recommends that the Company’s stockholders accept the tender offer and tender their shares into the tender offer and, to the extent necessary, adopt the merger agreement.

See the “Introduction.”

How long do I have to decide whether to tender in the tender offer?

You will have until 12:00 Midnight, New York City time, on Friday, April 6, 2007, to tender your shares in the tender offer, unless the tender offer is extended. If you cannot deliver everything that is required to make a valid tender by such time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See “Section 1. Terms of the Offer” and “Section 3. Procedure for Tendering Shares.”

Can the tender offer be extended and under what circumstances?

We have agreed in the merger agreement that we will extend the tender offer beyond Friday, April 6, 2007:

•	for successive periods of ten business days each, if any of the conditions to the tender offer (including the minimum condition described in “Section 15. Certain Conditions to Offeror’s Obligations”) have not been satisfied or waived as of any then scheduled expiration date for the tender offer; or

•	for any period as may be required by applicable rules and regulations of the SEC, the Nasdaq Global Market or any other stock exchange or automated quotation system that is applicable to the tender offer.

Our ability and obligation to extend the tender offer is subject to the parties’ rights to terminate the merger agreement if the tender offer is not consummated by September 5, 2007 (or, under the circumstances described in “Section 13. The Transaction Documents — The Merger Agreement — Termination,” December 5, 2007), and the parties’ rights to otherwise terminate the merger agreement and tender offer pursuant to the terms of the merger agreement.

If the tender offer closes but we do not acquire sufficient shares such that the tendered shares, together with the shares issuable under the irrevocable option described in “Section 13. The Transaction Documents — The Merger Agreement — Termination,” would not enable a “short-form” merger to occur under the Delaware General Corporation Law, Stealth Acquisition Corp. may elect to provide a subsequent offering period of between three and 20 business days immediately following the expiration of the tender offer.

A subsequent offering period is different from an extension of the tender offer. During a subsequent offering period, you would not be able to withdraw any of the shares that you had already tendered (because we would have already accepted those shares for payment); you also would not be able to withdraw any of the shares that you tender during the subsequent offering period.

See “Section 1. Terms of the Offer” for more details on our ability to extend the tender offer.

How will I be notified if the tender offer is extended?

If we extend the tender offer, we will inform Computershare Trust Company, N.A. (the depositary for the tender offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the tender offer was scheduled to expire. See “Section 1. Terms of the Offer.”

What are the most significant conditions to the tender offer?

We shall not be required to accept for payment or, subject to any applicable rules and regulations of the U.S. Securities and Exchange Commission (including Rule 14e-1(c) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), relating to our obligation to pay for or return tendered shares promptly after termination or withdrawal of the tender offer), pay for any tendered shares, and may (to the extent expressly permitted by the merger agreement) delay the acceptance for payment of any tendered shares, if (i) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall not have expired or been terminated, (ii) the minimum condition (described below) shall not have been satisfied, or (iii) certain other events described in “Section 15. Certain Conditions to Offeror’s Obligations” occur and are continuing.

The minimum condition is the condition that, prior to the then scheduled expiration date of the tender offer (as it may be extended from time to time pursuant to the merger agreement), there be validly tendered in accordance with the terms of the tender offer and not withdrawn a number of shares that represents one share more than (i) the number of shares outstanding immediately prior to the expiration date of the tender offer less (ii) 5,000,000 plus (iii) one-tenth of the number of vested Company options with an exercise price of less than $28.75 per share. Based on the Company’s outstanding shares and options on February 28, 2007, the minimum condition would be equal to approximately 78% of the outstanding shares. If the Company becomes current in its filings under the Exchange Act (including filing all audited and unaudited financial statements for the periods with respect to which audit opinions have been withdrawn or with respect to which the Company has announced they cannot be relied upon, as well as all audited and unaudited financial statements for all periods for which they have not been filed and/or for which they are due, prepared in accordance with GAAP) then the minimum condition shall be reduced so as to equal a majority of the number of shares outstanding assuming the full exercise of all options, rights and convertible securities (if any) with an exercise price of less than $28.75 per share and the issuance of all shares the Company is obligated to issue thereunder. In that event, the Offer will be extended to the extent necessary to ensure that at least five business days remain before the next scheduled expiration date of the Offer as required by the rules and regulations of the U.S. Securities and Exchange Commission.

The foregoing conditions are for the sole benefit of Vector Stealth Holdings II, L.L.C. and Stealth Acquisition Corp. and, subject to the terms and conditions of the merger agreement, may be waived by Vector Stealth Holdings II, L.L.C. and Stealth Acquisition Corp., in whole or in part at any time and from time to time in their sole discretion; provided, however, that the minimum condition can only be waived with the prior written consent of the Company. The failure by Vector Stealth Holdings II, L.L.C. and Stealth Acquisition Corp. at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. See “Section 15. Certain Conditions to Offeror’s Obligations.”

Under what circumstances would the Company be obligated to pay a termination fee to Vector Stealth Holdings II, L.L.C. if the merger agreement is terminated?

Under the merger agreement, the Company has agreed to pay Vector Stealth Holdings II, L.L.C. $22,200,000 if:

•	(i) (A) Vector Stealth Holdings II, L.L.C. or the Company terminates the merger agreement because the tender offer has not closed by September 5, 2007 (or December 5, 2007, under certain circumstances), or (B) Vector Stealth Holdings II, L.L.C. terminates the merger agreement because of a breach of any representation, warranty, covenant or agreement in the merger agreement by the Company, which breach would cause a failure of the tender offer conditions relating to the Company’s representations, warranties and covenants (provided that no termination fee will be payable by the Company if it was then entitled to send a termination notice to Vector Stealth Holdings II, L.L.C. based on a breach of Vector Stealth Holdings II, L.L.C.’s representations, warranties, covenants and agreements); (ii) following the date of the merger agreement and prior to the termination of the merger agreement, an Alternative Proposal (as defined in “Section 13. The Transaction Documents — Merger Agreement”) has been publicly proposed and not publicly and unconditionally withdrawn at least three business days prior to the relevant breach or termination date; and (iii) within twelve months following the termination of the merger agreement, the Company enters into an agreement providing for an Alternative Proposal (as defined in “Section 13. The Transaction Documents — Merger Agreement”) (relating to 40% or more of the Company’s assets or voting power) or consummates an Alternative Proposal (relating to 40% or more of the Company’s assets or voting power);

•	the Company terminates the merger agreement in order to enter into a definitive agreement for a Superior Proposal (as defined in the subsection entitled “No Solicitation of Transactions” in “Section 13. The Transaction Documents — Merger Agreement”); or

•	Vector Stealth Holdings II, L.L.C. terminates the merger agreement because (i) the Company’s board of directors has withdrawn or modified, or publicly propose to withdraw or modify, in a manner adverse to Vector Stealth Holdings II, L.L.C. or Stealth Acquisition Corp. its recommendation with respect to the tender offer and the merger, or (ii) the Company’s board of directors has proposed publicly to recommend the approval or adoption of an Alternative Proposal.

The Company has also agreed to reimburse Vector Stealth Holdings II, L.L.C.’s fees and expenses up to $3 million in the circumstances described under “Section 13. The Transaction Documents — The Merger Agreement — Reimbursement of Offeror’s Fee and Expense.’’ Such fees and expenses will be offset against any termination fee payable by the Company unless the minimum condition has been adjusted as a result of the Company becoming current in its filings with the Securities and Exchange as described in “Section 15. Certain Conditions to Offeror’s Obligations.”

Under what circumstances would Stealth Vector Holdings II, L.L.C. be obligated to pay a termination fee to the Company if the merger agreement is terminated?

Under the merger agreement, Vector Stealth Holdings II, L.L.C. has agreed to pay the Company $25,400,000 if:

•	the Company terminates the merger agreement because of a breach by Vector Stealth Holdings II, L.L.C. that would either (i) prevent or materially delay the closing of the tender offer or the merger or prevent or materially delay or impair the ability of Vector Stealth Holdings II, L.L.C. or Stealth Acquisition Corp. to satisfy the tender offer conditions or the conditions to the merger or to obtain the financing for the tender offer or the merger or to consummate the tender offer or the merger or the other transactions contemplated by the merger agreement or, (ii) would result in a failure of the minimum condition, the tender offer condition relating to HSR approval or the tender offer condition relating to any law, order or pending governmental action seeking to prohibit the acceptance for payment of the shares in the tender offer or the consummation of the tender offer or the merger (provided that no termination fee will be payable by Vector Stealth Holdings II, L.L.C. if it was then entitled to send a termination notice to the Company based on a breach of the Company’s representations, warranties, covenants and agreements);

•	the Company terminates the merger agreement because of the termination of the tender offer by Stealth Acquisition Corp. or failure by Stealth Acquisition Corp. to extend the tender offer to the extent required by the merger agreement, or the failure by Stealth Acquisition Corp. to accept for payment and pay for validly tendered and not withdrawn shares at any expiration date;

•	the Company (so long as the Company can terminate the merger agreement at that time) or Vector Stealth Holdings II, L.L.C. terminates the merger agreement because the tender offer has not closed by September 5, 2007 (or December 5, 2007, under certain circumstances) and at the time of that termination, the minimum condition (at the most recently scheduled expiration date of the tender offer), the tender offer condition relating to any law, order or pending governmental action seeking to prohibit the acceptance for payment of the shares in the tender offer or the consummation of the tender offer or the merger, the tender offer conditions relating to the Company’s representations, warranties and covenants, the tender offer condition relating to the Company’s minimum cash on hand and the tender offer condition relating to the delivery of certain financial statements of the Company were all satisfied; or

•	Vector Stealth Holdings II, L.L.C. or the Company terminates the merger agreement because a governmental entity enacts and law or order making the acceptance of shares for payment or payment for the shares or the consummation of the tender offer or the merger illegal and that law or order becomes final and non-appealable and results from a proceeding brought by a governmental entity primarily relating to antitrust, competition or other similar laws.

How do I tender my shares?

To tender your shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to Computershare Trust Company, N.A., the depositary for the tender offer, not later than the date and time the tender offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase. If your shares are held in street name, your shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the depositary must receive the missing items within the time period specified in the notice. See “Section 3. Procedure for Tendering Shares.”

Until what time may I withdraw previously tendered shares?

The tender of your shares may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Friday, April 6, 2007 or such later date as the tender offer may be extended and, unless accepted for payment pursuant to the tender offer, may also be withdrawn at any time after Thursday, May 10, 2007. However, if we provide a subsequent offering period, you would not be able to withdraw (i) any shares that you already tendered or (ii) any of the shares that you tendered during a subsequent offering period. See “Section 4. Withdrawal Rights.”

How do I withdraw previously tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to the depositary, Computershare Trust Company, N.A., while you still have the right to withdraw the shares. If you tendered shares by giving instructions to a bank or broker, you must instruct the bank or broker to arrange for the withdrawal of your shares. See “Section 4. Withdrawal Rights.”

If I decide not to tender, how will the tender offer affect my shares?

If the merger described above takes place, stockholders not tendering in the tender offer will receive the same amount of cash per share that they would have received had they tendered their shares in the tender offer. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. However, if the tender offer is consummated but the merger does not take place, the number of stockholders and the number of shares of the Company that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Company common stock. Also, as described below, the Company may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies. See the “Introduction” and “Section 7. Effect of Offer on Listing, Market for Shares and SEC Registration.” As described under “Will I have appraisal rights?” below, you will have appraisal rights in connection with the merger.

If the tender offer is completed, will the Company continue as a public company?

No. Following the purchase of shares in the tender offer, we will complete the merger pursuant to the terms of the merger agreement if the conditions to the merger are satisfied. If the merger takes place, the Company will no longer be publicly owned. Even if the merger does not take place, if we purchase all of the tendered shares:

•	there may not be a public trading market for the Company common stock; and

•	the Company may cease making filings with the SEC or otherwise cease being required to comply with the rules relating to publicly held companies.

See “Section 7. Effect of Offer on Listing, Market for Shares and SEC Registration.”

Will the tender offer be followed by a merger if all of the shares are not tendered in the tender offer?

Yes, unless the conditions to the merger are not satisfied or waived. If we accept for payment and pay for shares of Company stock pursuant to the tender offer, we are required under the merger agreement to merge with and into the Company if the conditions to the merger are satisfied. After the closing of the tender offer, Stealth Acquisition Corp. will own all of the shares of the Company and if the merger takes place, all stockholders of the Company remaining after the tender offer other than us (and other than stockholders validly exercising appraisal rights) will receive $28.75 per share in cash (or any higher price per share that is paid in the tender offer). See the “Introduction.” See “Section 15. Certain Conditions to Offeror’s Obligations” for a description of the conditions to the merger and “Section 17. Appraisal Rights.”

Will I have appraisal rights?

No appraisal rights are available in connection with the tender offer. Stockholders would be entitled to appraisal rights in connection with the merger. See “Section 17. Appraisal Rights.”

What is the market value of my shares as of a recent date?

On March 2, 2007, the last full day of trading before the public announcement by the Company of its execution of an agreement with us to acquire the Company at a price of $28.75 per share, the closing share price was $28.30. The Offer Price represents a premium of approximately 12% over the average closing share price during the 30 trading days ended on March 2, 2007, the last full day of trading before the public announcement by the Company of its execution of the Merger Agreement, and a premium of approximately 57% over the closing share price on October 2, 2006, the last date before the Company commenced efforts to explore its strategic alternatives. On March 9, 2007, the last full day of trading before the commencement of our tender offer, the closing share price was $28.43 per share. We encourage you to obtain a recent quotation for shares of the Company common stock in deciding whether to tender your shares. See “Section 6. Price Range of Shares; Dividends on the Shares.”

What are the material United States federal income tax consequences of tendering shares?

The receipt of cash for shares pursuant to the tender offer or the merger will be a taxable transaction for United States federal income tax purposes.

In general, a stockholder who sells shares pursuant to the tender offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the shares sold pursuant to the tender offer or exchanged for cash pursuant to the merger. If the shares sold or exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by a corporation will be subject to a maximum United States federal tax rate of 35%, while capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the shares were held for more than one year, and if held for one year or less such capital gains will be subject to tax at ordinary income tax rates. See “Section 5. Material U.S. Federal Income Tax Consequences.”

Stockholders are urged to consult their own tax advisors as to the particular tax consequences to them of the tender offer and the merger, including the effect of United States, federal, state and local tax laws or foreign tax laws.

Whom should I call if I have questions about the tender offer?

You may call Innisfree M&A Incorporated at (212) 750-5833 (brokers call collect), (888) 750-5834 (all others toll free from the U.S. or Canada) or (412) 232-3651 (from outside the U.S. or Canada). Innisfree M&A Incorporated is acting as the information agent for the tender offer. See the back cover of this Offer to Purchase for further information on how to obtain answers to your questions.

To the Holders of Common Stock of SafeNet, Inc.:

INTRODUCTION

Stealth Acquisition Corp. is a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Vector Stealth Holdings II, L.L.C., a Delaware limited liability company (“Parent”). Parent and Offeror were formed by Vector Capital Partners III, L.L.C., a manager of private equity funds (the “Sponsor”). Offeror hereby offers to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of SafeNet, Inc., a Delaware corporation (the “Company”), at a purchase price of $28.75 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 5, 2007 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Offeror and the Company. Offeror is a corporation newly formed in connection with the acquisition of the Company. The Merger Agreement provides, among other things, for the making of the Offer by Offeror, and further provides that, upon the terms and subject to certain conditions set forth in the Merger Agreement, Offeror will be merged with and into the Company (the “Merger”), and the Company will continue as the surviving corporation (the “Surviving Corporation”) and be a wholly owned subsidiary of Parent. The Merger is subject to a number of conditions, including the approval and adoption of the Merger Agreement by stockholders of the Company, if such approval is required by applicable law. See “Section 12. Purpose of the Offer; The Merger; Plans for the Company.” In the Merger, each outstanding Share (other than Shares held in the treasury of the Company or owned by Parent or Offeror, which shall automatically be cancelled and retired) shall automatically be cancelled and extinguished and, other than Shares with respect to which appraisal rights are properly exercised, will be converted into and become a right to receive $28.75, net to the seller in cash without interest thereon, less any required withholding taxes (the “Offer Price”). The Merger Agreement is more fully described in “Section 13. The Transaction Documents,” which also contains a discussion of the treatment of stock options.

Tendering stockholders who are record holders of their Shares and tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Offeror pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Offeror will pay all charges and expenses of the Depositary and Innisfree M&A Incorporated (the “Information Agent”) for their respective services in connection with the Offer and the Merger. See “Section 18. Fees and Expenses.”

The board of directors of the Company has unanimously determined that it is in the best interests of the Company and its stockholders, and declared it advisable, that the Company enter into the Merger Agreement, approved the execution, delivery and performance of the Merger Agreement and recommends that the Company’s stockholders accept the Offer and tender their Shares into the Offer and, to the extent necessary, adopt the Merger Agreement.

The Company has advised Parent that the board of directors of the Company received separate opinions of Merrill Lynch & Co. (“Merrill Lynch”) and Credit Suisse Securities (USA) LLC (“Credit Suisse”) to the effect that, as of the date of such opinions and based on and subject to the matters described therein, the $28.75 per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than the Vector Capital Corporation, Parent, Offeror and their respective affiliates) was fair, from a financial point of view, to such holders. The full texts of Merrill Lynch’s written opinion, dated March 5, 2007, and Credit Suisse’s written opinion, dated March 4, 2007, which describe the assumptions made, matters considered and limitations on the review undertaken, will be attached as exhibits to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) to be filed with the Securities and Exchange Commission (the “SEC”) and which will be mailed to the Company’s stockholders. The opinions were provided to the Company’s board of directors for its information in its evaluation of the $28.75 per Share cash consideration payable in the Offer and the Merger and relate only to the fairness of such cash consideration from a financial point of $28.75 per Share cash consideration payable in the Offer and the Merger and relate only to the fairness of such cash consideration from a financial point of view. The opinions do not address any other aspect of the Offer or the Merger or any related transaction and are not intended to constitute, and do not constitute, a recommendation as to whether any stockholder should tender Shares in the Offer or as to any other actions to be taken by any stockholder in connection with the Offer or the Merger. Holders of Shares are encouraged to read the opinions carefully in their entirety.

The Offer is conditioned upon, among other things, the condition that, prior to the then scheduled expiration date of the Offer (as it may be extended from time to time pursuant to the Merger Agreement), there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that represents one Share more than (i) the number of Shares outstanding immediately prior to the expiration date of the tender offer less (ii) 5,000,000 plus (iii) one-tenth of the number of vested Company options with an exercise price of less than $28.75 per Share (the “Minimum Condition”). See “Section 15. Certain Conditions to Offeror’s Obligations” for a description of all of the conditions to the Offer. If the Company becomes current in its filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including filing all audited and unaudited financial statements for the periods with respect to which audit opinions have been withdrawn or with respect to which the Company has announced they cannot be relied upon, as well as all audited and unaudited financial statements for all periods for which they have not been filed and/or for which they are due, prepared in accordance with generally accepted accounting principles (“GAAP”)) then the Minimum Condition shall be reduced so as to equal a majority of the number of Shares outstanding assuming the full exercise of all options, rights and convertible securities (if any) with an exercise price of less than $28.75 per Share and the issuance of all Shares the Company is obligated to issue thereunder. In that event, the Offer will be extended to the extent necessary to ensure that at least five business days remain before the next scheduled expiration of the Offer as required by the rules and regulations of the SEC. See “Section 15. Certain Conditions to Offeror’s Obligations.”

The Company has represented in the Merger Agreement that as of February 28, 2007, there were 21,072,626 Shares issued and outstanding and that as of February 28, 2007, there were outstanding stock options to purchase 4,535,533 Shares. The Company has informed Parent that 2,937,654 of the outstanding stock options have an exercise price that is less than $28.75 per share. Based on the foregoing, Offeror believes that approximately 16,294,497 Shares, constituting approximately 78% of the outstanding Shares, must be validly tendered and not withdrawn prior to the expiration of the Offer in order for the Minimum Condition to be satisfied. See “Section 1. Terms of the Offer.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Offeror will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with “Section 4. Withdrawal Rights.” The term “Expiration Date” means 12:00 Midnight, New York City time, on Friday, April 6, 2007 (the “Scheduled Expiration Date”), unless Offeror shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Offeror, shall expire.

In the Merger Agreement, Offeror has agreed that it will extend the Offer beyond the Scheduled Expiration Date as follows:

•	for successive periods of ten business days each if any of the conditions to the Offer (including the Minimum Condition) have not been satisfied or waived as of any then scheduled expiration date for the Offer; and

•	for any period as may be required by applicable rules and regulations of the SEC, the Nasdaq Global Market (“Nasdaq”) or any other stock exchange or automated quotation system that is applicable to the tender offer.

Offeror’s ability and obligation to extend the Offer is subject to the parties’ rights to terminate the Merger Agreement if the Offer is not consummated by September 5, 2007 (or December 5, 2007 under the circumstances described in “Section 13. The Transaction Documents — The Merger Agreement — Termination”) and the parties’ rights to otherwise terminate the Merger Agreement and Offer pursuant to the terms of the Merger Agreement.

If the Offer closes and Offeror does not acquire sufficient Shares such that the tendered Shares, together with the Shares issuable under the Top-Up Option (as defined in “Section 13. The Transaction Documents — The Merger Agreement — Top-Up Option” below), would not enable a “short-form” merger to occur under the Delaware General Corporation Law, the Offeror may elect to provide a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act (a “Subsequent Offering Period”) of not less than three business days nor more than 20 business days immediately following the expiration of the Offer.

Offeror has also agreed in the Merger Agreement that it will not, without the prior written consent of the Company: (i) extend the Offer in any manner other than pursuant to and in accordance with the terms of the Merger Agreement, (ii) decrease the purchase price of the Offer or change the form of consideration to be paid in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) amend or waive satisfaction of the Minimum Condition, (v) impose conditions to the Offer in addition to the conditions to the Offer set forth in Annex I to the Merger Agreement, (vi) modify or amend the conditions to the Offer set forth in Annex I to the Merger Agreement (other than the Minimum Condition), or (vii) modify or amend any other terms of the Offer in any manner adverse to the holders of Shares or which would reasonably be expected to prevent or materially delay the closing of the Offer or the Merger or prevent or materially delay or impair the ability of Parent or Offeror to satisfy the conditions to the Offer or the conditions to the Merger or to obtain the financing for the Offer or the Merger or to consummate the Offer or the Merger or the other transactions contemplated by the Merger Agreement.

The Offer is conditioned upon satisfaction of the Minimum Condition. The Offer is also subject to other terms and conditions. See “Section 15. Certain Conditions to Offeror’s Obligations.” Offeror believes, based on the outstanding Shares and Company options as of February 28, 2007, the minimum number of Shares that must be tendered in order to achieve the Minimum Condition is approximately 16,294,497.

Subject to the applicable rules and regulations of the SEC, Offeror expressly reserves the right, in its sole discretion, to delay acceptance for payment of any Shares (or delay payment for any Shares, regardless of whether such Shares were theretofore accepted for payment) pending the receipt of required governmental consents, or, subject to the limitations set forth in the Merger Agreement, to terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for upon the failure of any of the Offer conditions, by giving oral or written notice of such delay or termination to the Depositary. Offeror’s right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act relating to Offeror’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, Offeror expressly reserves the right to waive any Offer condition (other than the Minimum Condition) or amend the Offer in any respect. Any extension of the period during which the Offer is open, or delay in acceptance for payment or payment for Shares, termination or amendment of the Offer, will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Without limiting the obligation of Offeror under such rule or the manner in which Offeror may choose to make any public announcement, Offeror currently intends to make announcements by issuing a press release and making any appropriate filing with the SEC.

If Offeror makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, Offeror will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(c), 14d-6(c) and 14(e)-1 under the Exchange Act (which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) or otherwise. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is generally required to allow for adequate dissemination to stockholders and investor response. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Company has provided Offeror with the Company’s list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of stockholders or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Offeror will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not withdrawn) promptly after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, Offeror expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See “Section 1. Terms of the Offer” and “Section 15. Certain Conditions to Offeror’s Obligations.” In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”), pursuant to the procedures set forth in “Section 3. Procedure for Tendering Shares,” (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees (unless, in the case of a book-entry transfer, an Agent’s Message (as defined below) is utilized) and (iii) any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Offeror may enforce such agreement against the participant.

For purposes of the Offer, Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Offeror gives oral or written notice to the Depositary of Offeror’s acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Offeror and transmitting such payment to tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Offeror is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Offeror’s rights under “Section 15. Certain Conditions to Offeror’s Obligations,” the Depositary may, nevertheless, on behalf of Offeror, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in “Section 4. Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the purchase price for Shares by Offeror by reason of any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to DTC, such Shares will be credited to an account maintained within DTC), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

If, prior to the Expiration Date, Offeror increases the consideration offered to stockholders pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer.

3.	Procedure for Tendering Shares.

Valid Tenders.  For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry delivery, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) certificates representing such Shares must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. No alternative, conditional or contingent tenders will be accepted. Delivery of documents to DTC does not constitute delivery to the Depositary.

Book-Entry Transfer.  The Depositary will make a request to establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of Shares may be effected through book-entry at DTC, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry delivery, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

Signature Guarantee.  Signatures on the Letter of Transmittal need not be guaranteed by a member firm of a registered national securities exchange (registered under Section 6 of the Exchange Act), by a member firm of the National Association of Securities Dealers, Inc., by a commercial bank or trust company having an office or correspondent in the United States or by any other “Eligible Guarantor Institution,” as defined in Rule 17Ad-15 under the Exchange Act (collectively, “Eligible Institutions”), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) as noted in the following sentence. If the certificates evidencing Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for unpurchased Shares are to be issued or returned, to a person other than the registered owner or owners, then the tendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if such tender complies with all of the following guaranteed delivery procedures:

(i) the tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Offeror herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

(iii) the certificates representing all tendered Shares, in proper form for transfer, or a Book-Entry Confirmation with respect to all tendered Shares, together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Depositary within three trading days after the date of such Notice of Guaranteed Delivery. If certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

The method of delivery of certificates representing Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and sole risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for the Shares (or a Book-Entry Confirmation) and (ii) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal (or, as applicable, an Agent’s Message).

Backup Federal Income Tax Withholding.  To prevent federal income tax backup withholding with respect to payment of the purchase price of Shares purchased pursuant to the Offer, each stockholder must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or by otherwise certifying such stockholder’s exemption from backup withholding. See Instruction 8 set forth in the Letter of Transmittal.

Determinations of Validity.  All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Offeror, in its sole discretion, and its determination will be final and binding on all parties, subject to the tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. Offeror reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Offeror, be unlawful. Offeror also reserves the absolute right to waive any of the conditions of the Offer (other than as prohibited by the Merger Agreement, as described in “Section 1. Terms of the Offer”) or any defect or irregularity in the tender of any Shares. Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Offeror, the Depositary, the

Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Other Requirements.  By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Offeror as the attorneys-in-fact and proxies of such stockholder, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Offeror (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after March 12, 2007), including, without limitation, the right to vote such Shares in such manner as such attorney and proxy or his substitute shall, in his sole discretion, deem proper. All such powers of attorney and proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Offeror accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to such Shares will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will be deemed ineffective). The designees of Offeror will, with respect to the Shares for which such appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole judgment deem proper. Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Offeror or its designees must be able to exercise full voting rights with respect to such Shares.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer as well as the tendering stockholder’s representation and warranty that (a) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person’s own account unless, at the time of tender, the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and such person will acquire such Shares for tender by conversion, exchange or exercise and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Offeror’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Offeror upon the terms and subject to the conditions of the Offer.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after May 10, 2007; provided, however, that there will be no withdrawal rights during any Subsequent Offering Period.  If all conditions to the Offer have been met or waived, Offeror must pay for all Shares tendered and immediately accept and pay for all Shares tendered and not withdrawn prior to the Expiration Date and any Shares tendered during any Subsequent Offering Period pursuant to Rule 14d-11 under the Exchange Act. If purchase of or payment for Shares is delayed for any reason or if Offeror is unable to purchase or pay for Shares for any reason, then, without prejudice to Offeror’s rights under the Offer, tendered Shares may be retained by the Depositary on behalf of Offeror and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an

Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in “Section 3. Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Offeror, in its sole discretion, and its determination will be final and binding on all parties. None of Offeror, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be returned at any subsequent time prior to the Expiration Date by following any of the procedures described in “Section 3. Procedure for Tendering Shares.”

5.	Material U.S. Federal Income Tax Consequences.

The following is a summary of certain material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted to cash in the Merger (including pursuant to the exercise of appraisal rights). This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. The discussion applies only to holders that hold their Shares as capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to holders of Shares who are in special tax situations (such as insurance companies, tax-exempt organizations or non-U.S. persons), or to persons holding Shares as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, or whose functional currency is not the U.S. dollar. This discussion does not address any aspect of U.S. federal gift or estate tax, state, local or foreign taxation.

The material U.S. federal income tax consequences set forth below are based upon current law. Because individual circumstances may differ, each holder of Shares should consult such holder’s own tax advisor to determine the applicability of the rules discussed below to such stockholder and the particular tax effects of the Offer and the Merger to such stockholder, including the application and effect of U.S. federal estate and gift, state, local and other tax laws.

The receipt of cash for Shares pursuant to the Offer or the Merger (including pursuant to the exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between the holder’s adjusted federal income tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares ( i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss will be capital gain or loss (other than, with respect to the exercise of appraisal rights, amounts, if any, which are or are deemed to be interest for federal income tax purposes, which amounts will be taxed as ordinary income) and will be long-term gain or loss if, on the date of sale (or, if applicable, the date of the Merger), the Shares were held for more than one year. In general, capital gains recognized by a corporation will be subject to U.S. federal income tax at a maximum rate of 35%, while capital gains recognized by an individual will be subject to a maximum U.S. federal income tax rate of 15% if the Shares were held for more than one year, and if held for one year or less, such gains will be subject to tax at ordinary income tax rates.  Net capital losses may be subject to limits on deductibility.

Payments in connection with the Offer or the Merger may be subject to “backup withholding” at a 28% rate. See “Section 3. Procedure for Tendering Shares.” Backup withholding generally applies if the stockholder (a) fails to furnish its social security number or other taxpayer identification number (“TIN”), (b) furnishes an incorrect TIN, or (c) fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that the stockholder is not subject to backup withholding. Backup withholding is not an additional tax and may be refunded by the IRS to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from backup withholding, including corporations. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each stockholder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering stockholders may be able to prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal.

6.	Price Range of Shares; Dividends on the Shares.

The Company’s Shares currently trade on the Nasdaq under the symbol “SFNT.” The following table sets forth the high and low sale prices per Share for the periods indicated, as reported on published financial sources.

	High	Low

Year Ended December 31, 2005
First Quarter	$37.38	$28.62
Second Quarter	$35.10	$25.30
Third Quarter	$38.22	$28.66
Fourth Quarter	$37.25	$30.50
Year Ended December 31, 2006
First Quarter	$33.82	$23.48
Second Quarter	$26.57	$14.53
Third Quarter	$19.54	$14.50
Fourth Quarter	$24.90	$17.75
2007
First Quarter (through March 9)	$28.63	$28.30

On March 2, 2007, the last full day of trading before the public announcement by the Company of its execution of an agreement with us to acquire the Company at a price of $28.75 per share, the closing Share price was $28.30. The Offer Price represents a premium of approximately 12% over the average closing Share price during the 30 trading days ended on March 2, 2007, the last full day of trading before the public announcement by the Company of its execution of the Merger Agreement and premium of approximately 57% over the closing Share price on October 2, 2006, the last date before the Company commenced efforts to explore its strategic alternatives. On March 9, 2007, the last full day of trading before the commencement of our tender offer, the closing Share price was $28.43 per share. Stockholders are urged to obtain current market quotations for the Shares and to review all information received by them from the Company, including the materials referred to in “Section 8. Certain Information Concerning the Company.”

It is the Company’s policy not to pay dividends but, instead, to retain earnings to finance future development. Pursuant to the Merger Agreement, the Company has agreed not to declare, pay or set aside any dividend or other distribution in respect of its capital stock other than cash dividends made by any direct or indirect wholly owned subsidiary of the Company to the Company or one of its subsidiaries.

7.	Effect of Offer on Listing, Market for Shares and SEC Registration.

The purchase of the Shares by Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares, if any, held by stockholders other than Offeror.

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if there are fewer than 300 record holders of Shares. If such registration were terminated, the Company would no longer legally be required to disclose publicly in proxy materials distributed to stockholders the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the SEC under the Exchange Act; the officers, directors and 10% stockholders of the Company would no longer be subject to the “short-swing” insider trading reporting and profit recovery provisions of the Exchange Act or the proxy statement requirements of the Exchange Act in connection with stockholders’ meetings; and the Shares would no longer be eligible for Nasdaq reporting or for continued inclusion on the Federal Reserve Board’s “margin list.”

Furthermore, if such registration was terminated, persons holding “restricted securities” of the Company may be deprived of their ability to dispose of such securities under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Offeror intends to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

After completion of the Offer, the Company will be eligible to elect “controlled company” status pursuant to Rule 4350(c)(5) of Nasdaq, which means that the Company would be exempt from the requirement that the Company’s board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors with respect to determining compensation for the Company’s executive officers and nomination of directors for election to the Company’s board of directors. The controlled company exemption does not modify the independence requirements for the Company’s Audit Committee. We expect the company to elect “controlled company” status following completion of the Offer.

8.	Certain Information Concerning the Company.

Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. None of Parent or Offeror has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, none of Parent or Offeror assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Parent or Offeror.

General.  The Company is a Delaware corporation with its principal executive offices located at 4690 Millenium Drive, Belcamp, Maryland 21027. The telephone number of the Company is (410) 931-7500. The Company develops, markets, sells, and supports a portfolio of hardware and software information security products and services that protect and secure communications, intellectual property, and information and identities.

Available Information.  Subject to the subsection below entitled “Late Filings and Delisting from Nasdaq,” the Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition, and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on July 3, 2006, distributed to the Company’s stockholders. Such information will also be available in the Schedule 14D-9. Such reports, proxy statements, and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

Certain Preliminary Financial Statements.  In connection with the due diligence review of the Company by the Sponsor, the Company provided to the Sponsor certain non-public preliminary financial statements, including preliminary unaudited consolidated balance sheets and related statements of income and cash flows of the Company and its consolidated subsidiaries for and as at the fiscal year ended December 31, 2006, and the fiscal quarters ended

March 31, June 30, September 30 and December 31, 2006. These preliminary financial statements are set forth below.

The preliminary financial statements were not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants. The preliminary financial statements do not comply with generally accepted accounting principles. The summary of these preliminary financial statements is not being included in this Statement to influence your decision whether to tender your shares in the Tender Offer, but because these preliminary financial statements were made available by the Company to the Sponsor.

The preliminary statements do not include any information or notes required by to be included in interim financial statements, and in the case of the quarterly preliminary statements are subject to normal year-end adjustments. The review of the preliminary statements by the Company’s independent accounting firm as required by Standards No. 100 has not been completed. In addition, information described in Item 303 or Item 305 of Regulation S-K with respect to quarterly periods to the extent such information would otherwise be required to be filed in a Quarterly Report on Form 10-Q has not been included. Furthermore, the preliminary statements are subject to the effects of the Restatement and Related Matters (defined below) and are subject to other matters that may arise in the course of the Company’s accounting review. The preliminary statements have not been audited and are therefore subject to revision, which might be material. There can be no assurance that this information will be consistent with final audited information, which may vary materially from the information below.

For purposes of this Section 8 relating to the preliminary financial statements, “Restatement and Related Matters” refers to (i) actions, claims, audits, arbitrations, mediations, investigations, suits, litigation, proceedings (public or private), criminal prosecutions, SEC “Wells” processes or investigations by or before any person, governmental entity or any national securities exchange (including the Nasdaq) (in each case whether threatened, pending or otherwise), (ii) penalties, sanctions, fines, remedies, injunctive relief, remediation, delisting from any national securities exchange (including the Nasdaq), or any other civil or criminal sanction (in each case whether threatened, pending, deferred or otherwise, and whether financial or otherwise), or (iii) facts, circumstances, changes, effects, outcomes, results, occurrences and eventualities (whether or not known, contemplated or foreseeable, and whether financial or otherwise), in each case with respect to (i) through (iii), resulting from, relating to or arising out of: (1) (A) the Company’s pending restatement of its historical consolidated financial statements for the fiscal years ended December 31, 2005, December 31, 2004, December 31, 2003, December 31, 2002, December 31, 2001 and December 31, 2000 or the Company’s pending restatement of the unaudited financial statements contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, or (B) the Company’s failure to file in a timely manner its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2006 and its Annual Report on Form 10-K for the year 2006, but only, in the case of clause (1), to the extent resulting from or relating to the matters referred to in clauses (2) or (3) below; (2) the Company’s historical stock-based compensation practices to the extent both (I) resulting from or relating to (x) the extent to which compensation, tax, disclosure, accounting and grant practices complied with generally accepted accounting principles, applicable law, applicable stock option plans, or the Internal Revenue Code of 1986, as amended (the “Code”), or (y) issues concerning selecting, documenting, accounting for, recording of and disclosing grant and measurement dates, stock option expenses, and any other related items thereto and (II) materially consistent with (A) the Company’s public statements and with its filings with and submissions and statements to the SEC disclosed to Parent prior to the date of the Merger Agreement or (B) certain information provided to Parent or its affiliates and representatives during due diligence; or (3) additional adjustments related to: (x) the Company’s historical stock-based compensation practices, including without limitation (a) the extent to which compensation, tax, disclosure, accounting and grant practices complied with generally accepted accounting principles, applicable law, applicable stock option plans, or the Code and (b) issues concerning selecting, documenting, accounting for, recording of and disclosing grant and measurement dates, stock option expenses, and any other related items thereto; (y) revenue recognition issues concerning the treatment of non-recurring engineering revenue where there is an undelivered element, timing of software license revenue recognized upon entering into the arrangement where the license includes maintenance, revenue recognized pursuant to a license agreement with a party whom the Company also has a development arrangement where fair value of elements to the arrangement could not be reasonably determined, and funded research and development payments received reflected as revenue on a milestone basis and when to recognize revenue for a contract under which product was shipped in 2006; and (z) certain other actual or potential adjustments.

The preliminary financial statements do not include the impact of previously disclosed restatements and the Company’s review is continuing. The preliminary financial statements do not contain all of the disclosures that would otherwise be required under generally accepted accounting principles. The tax accrual is preliminary and will change. In addition, the amounts in the preliminary financial statements are based on a preliminary close and will change. Moreover, the preliminary financial statements assume approximately $7 million of revenue and associated costs in the fourth quarter of 2006 related to one contract but the Company has determined, subsequent to March 5, 2007, that a substantial portion of that revenue will be recognized in periods subsequent to 2006 over the balance of the contract. The receivables associated with this revenue have largely been collected as of January 2007 and the Company’s review is continuing.

None of the Company, Offeror, Parent or their respective affiliates (including the Sponsor), advisors or representatives can give you any assurance that the final financial statements will not differ from these preliminary financial statements. None of the Company, Offeror, Parent or their respective affiliates (including the Sponsor) or any other person undertakes any obligation to update or otherwise reconcile or revise this information to reflect circumstances after the date this information was generated or to reflect the occurrence of future events that may result in this information being in error.

It is a condition to Offeror’s obligation to accept any Shares for payment in the Offer that the Company deliver to Parent, at least five business days before expiration of the Offer, unaudited financial statements of the same type and for the same periods as the preliminary financial statements with such footnotes as would ordinarily be required for unaudited financial statements prepared consistent with GAAP and such redelivered financial statements must indicate that the financial position, results of operations or cash flows of the Company and its consolidated subsidiaries is not materially different from the preliminary financial statements and any such differences are not material and adverse to the Company and its subsidiaries taken as a whole.

Preliminary 2006 Unaudited Financial Information:

INCOME STATEMENT*

	1Q06	2Q06	3Q06	4Q06	2006
	(Dollars in Millions)
Sales	$63.5	$69.5	$76.8	$85.5	$295.2
Cash Cost of Goods Sold, Recurring	$(30.3)	$(32.7)	$(36.0)	$(38.6)	$(137.7)
Non-Cash and One-time Cost of Goods Sold(1)	(3.5)	(3.4)	(5.1)	(3.3)	(15.3)

Cost of Goods Sold	$(33.8)	$(36.1)	$(41.1)	$(42.0)	$(153.0)

Gross Profit	$29.6	$33.4	$35.7	$43.5	$142.2
Research and Development	$(8.0)	$(9.3)	$(9.1)	$(9.7)	$(36.2)
Sales and Marketing	(12.7)	(11.5)	(12.4)	(12.3)	(48.9)
General and Administrative, Recurring	(6.9)	(7.1)	(6.4)	(7.5)	(27.9)
Additional G&A Spend/Savings(2)	(1.1)	(2.4)	(7.6)	(7.4)	(18.5)
Additional Operating Expenses Items(3)	(6.0)	(6.1)	(5.1)	(3.2)	(20.3)

Total Operating Expenses	$(34.7)	$(36.4)	$(40.6)	$(40.1)	$(151.8)

EBIT	$(5.1)	$(3.0)	$(4.9)	$3.4	$(9.6)

Interest Income/(Expense), Net	$1.5	$1.1	$1.4	$(4.8)	$(0.8)

Pre-tax Income	$(3.6)	$(1.9)	$(3.5)	$(1.4)	$(10.4)
Taxes	1.2	0.6	0.4	(5.9)	(3.7)

Net Income	$(2.4)	$(1.3)	$(3.2)	$(7.3)	$(14.1)

Diluted Shares Outstanding	23.990	23.610	21.156	21.156	21.156
EPS	$(0.10)	$(0.05)	$(0.15)	$(0.34)	$(0.67)
EBIT	$(5.1)	$(3.0)	$(4.9)	$3.4	$(9.6)
Depreciation	1.5	1.6	1.6	1.7	6.4
Amort. of Acq. Intangibles — Cost of Goods Sold	3.4	3.3	3.3	3.3	13.1
Amort. of Acq. Intangibles	2.0	1.6	1.6	1.6	6.7

EBITDA(4)	$1.8	$3.4	$1.5	$9.9	$16.6

*	These statements are subject to the qualifications discussed above and do not include the Contract Adjustment.

(1)	Non-Cash and One-time Cost of Goods Sold is primarily amortization of acquired intangibles.

(2)	Additional G&A is comprised of $12.8 million in costs related to the Restatement and Related Matters and the remainder is miscellaneous items.

(3)	Additional Operating Expense is predominantly comprised of stock based compensation, amortization of acquired intangibles and acquisition integration-related costs.

(4)	EBITDA includes charges related to stock based compensation, costs related to the Restatement and Related Matters and other miscellaneous one-time costs of $10.6, $12.8 and $11.0 million, respectively, in 2006.

BALANCE SHEET*

	1Q06	2Q06	3Q06	4Q06	2006
	(Dollars in Millions)

Balance Sheet:
Cash	$68.1	$54.3	$59.7	$84.5	$84.5
Cash Equivalents	286.1	275.3	268.8	0.0	0.0
Accounts Receivable	54.9	43.8	43.5	58.0	58.0
Inventory	24.4	28.3	26.6	21.6	21.6
Unbilled Costs and Fees	3.7	3.6	1.9	2.4	2.4
Deferred Tax Asset	9.6	9.6	9.6	9.6	9.6
Other Current Assets	6.2	6.9	13.3	7.5	7.5

Total Current Assets	$453.1	$421.7	$423.3	$183.5	$183.5
PP&E	19.3	19.2	18.6	18.9	18.9
Computer Software Development	4.5	4.6	4.4	4.2	4.2
Goodwill	339.7	340.9	341.1	342.9	342.9
Intangible Assets	127.0	122.3	117.5	112.8	112.8
Other Assets	7.9	7.8	2.4	4.3	4.3

Total Assets	$951.5	$916.5	$907.3	$666.6	$666.6

Accounts Payable	$18.1	$13.2	$14.0	$17.7	$17.7
Accrued Expenses	37.5	40.5	47.3	52.5	52.5
Deferred Revenue	14.1	12.6	12.8	16.1	16.1

Total Current Liabilities	$69.8	$66.4	$74.1	$86.2	$86.2
Deferred Tax Liability	41.4	39.2	36.7	36.7	36.7
Long-Term Debt	250.0	250.0	250.0	0.0	0.0
Other	5.7	6.0	5.5	5.4	5.4

Total Liabilities	$366.9	$361.6	$366.3	$128.3	$128.3
Total Stockholders’ Equity	$584.6	$554.9	$541.0	$538.2	$538.2

Total Liabilities and Equity	$951.5	$916.5	$907.3	$666.6	$666.6

* These statements are subject to the qualifications discussed above and do not include the Contract Adjustment.

CASH FLOW STATEMENT*

	1Q06	2Q06	3Q06	4Q06	2006
	(Dollars in Millions)
Cash Flow Statement
Net Income	$(2.4)	$(1.3)	$(3.2)	$(7.3)	$(14.1)
Write-off of In-Process R&D	—	—	—	—	—
Depr. & Amort PP&E	1.5	1.6	1.5	1.6	6.2
Amort. of Comp. Soft. Develop. Costs	0.2	0.2	0.3	0.2	0.8
Amort of Other Intang. Assets	5.3	4.8	4.8	4.9	19.8
Stock Compensation Expense	2.1	3.4	3.5	1.6	10.5
Amortization of Debt Issuance Costs	0.3	0.3	0.3	5.1	6.0
Inc. Tax Ben. Related to Stk. Opt. Exer.	—	—	—	—	—
Other Non-Cash Items	—	—	—	—	—
Restructuring Charge	0.0	0.6	—	—	0.6
Deferred Income Taxes	(2.2)	(2.2)	(2.6)	3.5	(3.4)
Loss on Retirement of PP&E	0.2	0.0	—	—	0.2
Amort. of Unfavorable Lease Liab.	(0.2)	(0.4)	(0.4)	(0.3)	(1.3)
Changes Working Capital	9.2	4.2	4.5	8.1	25.9

Net Cash Provided by Operating Activities	$13.9	$11.3	$8.8	$17.3	$51.3

Sale/(Purchase) of Trading Sec., Net	$(7.6)	$10.5	$7.1	$268.8	$278.8
Purchase of PP&E	(3.0)	(1.5)	(0.8)	(1.8)	(7.1)
Proceeds from Retirement of PP&E	—	—	—	—	—
Expend. for Comp. Soft. Develop.	—	(0.2)	(0.1)	(0.1)	(0.4)
Cash Paid Upon Acquisitions	(0.0)	(0.5)	(0.0)	—	(0.5)
Change in Other Assets	(1.1)	(0.2)	5.0	(7.0)	(3.4)

Net Cash Provided by Investing Activities	$(11.7)	$8.1	$11.2	$259.9	$267.4

Payment of Capital Lease	—	—	—	—	—
Proceeds from Stk. Opt. Exer. and Iss.	2.7	0.6	1.0	0.6	4.8
Proc. from/(Pay. of Debt), Net of Costs	—	—	—	(250.0)	(250.0)
Repurchase of Company Stock	—	(34.3)	(15.6)	—	(49.9)
Other Financing Cash Flows	—	—	—	(3.2)	(3.2)

Net Cash Provided by Financing Activities	$2.7	$(33.7)	$(14.7)	$(252.6)	$(298.4)

Effect of Exchange Rate Changes on Cash	$(0.7)	$0.6	$0.2	$0.2	$0.3

Net Increase in Cash and Cash Equivalents	$4.2	$(13.8)	$5.4	$24.8	$20.6
Cash and Cash Eq. at Beginning of Period	63.9	68.1	54.3	59.7	63.9

Cash and Cash Eq. at End of Period	$68.1	$54.3	$59.7	$84.5	$84.5

* These statements are subject to the qualifications discussed above and do not include the Contract Adjustment.

Certain Projections.  The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the due diligence review of the Company by the Sponsor, the Company provided to the Sponsor non-public internal financial forecasts regarding its anticipated future operations for the 2007, 2008 and 2009 fiscal years. A summary of these internal financial forecasts is set forth below.

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The financial projections do not comply with generally accepted accounting principles. The summary of these internal financial forecasts is not being included in this Statement to influence your decision whether to tender your shares in the Tender Offer, but because these internal financial forecasts were made available by the Company to the Sponsor.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, the failure to develop competitive products; factors affecting pricing; fluctuations in demand; the failure to retain key management and technical personnel of the Company; adverse reactions to the Offer by customers, suppliers and strategic partners and other risks described in the Company’s report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2005. In addition, the internal financial forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts in this Statement should not be regarded as an indication that any of the Company, the Sponsor, Offeror, Parent or their respective affiliates, advisors or representatives considered or consider the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Company, Offeror, Parent or their respective affiliates (including the Sponsor), advisors, officers, directors, partners, members or representatives can give you any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither of Offeror, Parent, the Sponsor or any of their respective affiliates, or to the knowledge of the Offeror and Parent, the Company, intends to make publicly available any update or other revisions to these internal financial forecasts. None of the Company, Offeror, Parent, the Sponsor or any of their respective affiliates, advisors, officers, directors, partners, members or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. The Company has made no representation to Offeror, Parent, the Sponsor or any of their respective affiliates, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

Company Projected Financial Information

PROJECTED INCOME STATEMENT*

SafeNet, Inc. Management Base Case Projections

	FY2007E	FY2008E	FY2009E
Revenue	$330.0	$358.1	$384.9
Gross Profit	$176.7	$191.7	$206.0
Operating Expenditures(1)	$118.9	$129.1	$138.7
Adjusted EBITDA(2)	$64.7	$70.1	$75.4
EPS(1)	$1.79	—	—

SafeNet, Inc. Management Growth Case Projections

	FY2007E	FY2008E	FY2009E
Revenue	$330.0	$375.6	$434.0
Gross Profit	$176.7	$206.2	$237.3
Operating Expenditures(1)	$118.9	$126.0	$136.0
Adjusted EBITDA(2)	$64.7	$87.7	$109.5
EPS(1)	$1.79	—	—

*	These statements are subject to the qualifications discussed above, and do not include the Contract Adjustment.

(1)	The results do not include charges related to stock based compensation, costs related to the Restatement and Related Matters and amortization of intangibles and other miscellaneous one-time costs, which were $10.6, $12.8, $19.8 and $11.0 million, respectively, in 2006.

(2)	The results do not include charges related to stock based compensation, costs related to the Restatement and Related Matters and other miscellaneous one-time costs, which were $10.6, $12.8 and $11.0 million, respectively, in 2006.

Late Filings and Delisting from Nasdaq.

As described the Company’s public announcements and filings with the SEC, the Company received, on August 14, 2006 a Nasdaq Staff Determination notice stating that the Company was not in compliance with Nasdaq Marketplace Rule 4310(c)(14) because it did not timely file with the SEC its Quarterly Report on Form 10-Q for the period ended June 30, 2006. In connection with the August 18, 2006 Staff Determination notice, the Company requested and received a hearing before a Nasdaq hearing panel, which occurred on September 22, 2006. At the hearing, the Company requested continued listing and proposed a plan to allow the Company to meet its filing requirements. The Company also received, on November 14, 2006, a Nasdaq Additional Staff Determination notice stating that the Company is not in compliance with Nasdaq Marketplace Rule 4310(c)(14) because it had not timely filed its Quarterly Report on Form 10-Q for the period ended September 30, 2006 and that this served as an additional basis for delisting the Company’s securities from Nasdaq.

On January 24, 2007, the Company contacted the Nasdaq Listing Qualifications Panel (the “Panel”) to inform it that it would not make the filing deadline of January 31, 2007 set by the Panel on November 28, 2006, pursuant to an exception to Nasdaq Marketplace Rule 4310(c)(14) that allows the Panel to grant an exception to the filing requirements that will not exceed the lesser of 180 days from the staff determination of the delinquency or 90 days from the written Panel decision. The Company requested that the Listing Counsel call its case for review and grant an extension of time for the Company to become current in its filings.

On January 31, 2007, the Company was notified by the Nasdaq Stock Market Office of General Counsel, Listing Qualifications Hearings that the Panel has determined to delist the Company’s shares and would suspend trading of the shares on Nasdaq.

Stock Market effective at the open of business on February 12, 2007, unless the Nasdaq Listing and Hearing Review Council (“Listing Council”) calls the case for review and stays the delisting (the “Panel Decision”).

In the Panel Decision, the Panel stated that pursuant to the exception to Nasdaq Marketplace Rule 4310(c)(14), it could not grant an exception beyond February 11th, which is the 180th day after the date of the Nasdaq staff’s determination of delinquency. The Panel stated it is willing to permit the Company’s shares to remain listed through February 11, 2007. The Panel stated that the Company could request the Listing Counsel review the Panel Decision, which it did on February 2, 2007.

On February 2, 2007, the Company contacted the Nasdaq Stock Market Office of Appeals and Review and requested that the Listing Counsel review the Panel Decision and stay the delisting of the Company’s shares through April 2007.

The Listing Counsel notified the Company on February 7, 2007 that it had stayed the Panel’s decision to suspend trading in the Company’s securities, pending a review of the decision by the Listing Counsel. The Company may submit any additional information it wishes to the Listing Counsel to consider as part of this review by March 30, 2007. After receipt of the Company’s submission by March 30th, the Listing Counsel will review the Panel’s decision on the basis of the written record.

9.	Certain Information Concerning Offeror and its Affiliates.

Offeror is a Delaware corporation incorporated on February 21, 2007, with principal executive offices at c/o Vector Capital, 456 Montgomery St., 19th Floor, San Francisco, CA 94104. The telephone number of its principal executive offices is (415) 293-5000. To date, Offeror has engaged in no activities other than those incident to its formation and the commencement of the Offer. Offeror is a wholly owned subsidiary of Parent.

Parent is a Delaware limited liability company formed on March 2, 2007, with principal executive offices at c/o Vector Capital, 456 Montgomery St., 19th Floor, San Francisco, CA 94104. The telephone number of Parent’s principal executive offices is (415) 293-5000. Parent is a holding corporation and, upon closing of the Offer, will be owned by the Investors. To date, Parent has engaged in no activities other than those incident to its formation and the execution of the Merger Agreement.

Offeror and Parent were formed by Vector Capital Partners III, L.L.C. (the “Sponsor”) solely for purposes of entering into a transaction with, and acquiring control of, the Company and consummating the Offer and the other transactions contemplated by the Merger Agreement, including arranging the related financing transactions.

The Sponsor is a Delaware limited liability company with its principal executive offices at 456 Montgomery St., 19th Floor, San Francisco, CA 94104. The Sponsor is a manager of private equity funds specializing in buyouts, spinouts and recapitalizations of established technology businesses.

The name, business address and telephone number, citizenship, present principal occupation and five year employment history of each of the directors, executive officers and control persons of the Offeror (including Parent and the Sponsor) are set forth in Schedule I hereto. None of the Offeror or Parent, or, to the best of their knowledge, any of the persons listed in Schedule I hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Offeror, Parent, or, to the best of their knowledge, any of the persons listed in Schedule I hereto has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I hereto), (i) none of Offeror or Parent, or, to the knowledge of Offeror and Parent, any of the persons listed in Schedule I hereto, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company, and (ii) none of Offeror, Parent or, to the knowledge of Offeror or Parent, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries, has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I hereto), (i) neither Offeror nor Parent nor, to the knowledge of Offeror, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Offeror or Parent any of their affiliates or, to the knowledge of Offeror or Parent, any of the persons listed in Schedule I hereto, on the one hand, and the Company or any of its executive officers, directors and/or affiliates, on the other hand.

Except as set forth elsewhere in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Offeror, Parent or any their affiliates or, to the knowledge of Offeror or Parent, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

10.	Source and Amount of Funds.

Offeror expects that approximately $697,700,000 will be required to consummate the Offer and the Merger and to pay related fees and expenses. Offeror anticipates funding the purchase price and related fees and expenses with (i) funds contributed by the Investors to Parent pursuant to equity commitments letters (the “Equity Commitment Letters”), which Parent, in turn, is expected to immediately contribute to the common equity of Offeror (the “Equity Financing”), (ii) funds borrowed under the credit facilities (the “Senior Secured Financing”) fully committed to pursuant to a Commitment Letter dated March 5, 2007 (the “Commitment Letter”) by Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc. and Citigroup Global Markets, Inc. (collectively, the “Agents”), and (iii) certain cash on the balance sheet of the Company.

Funding under the Senior Secured Financing is conditioned upon the satisfaction of conditions customary in similar transactions, including (i) making of the Offer as contemplated by the Merger Agreement, (ii) consummation of the Offer substantially simultaneously with the initial borrowing, if any, under the Interim Facility, (iii) consummation of each component of the Transaction prior to or substantially simultaneously with, the initial borrowings under the Permanent Facilities, (iv) receipt by Parent of the Equity Financing, as such amount may be increased in an amount not to exceed $25,000,000 in the aggregate under certain circumstances, and (v) there not occurring since June 30, 2006, a Company Material Adverse Effect.

The commitments pursuant to the Equity Commitment Letters are conditioned upon the satisfaction of the conditions to the obligations of Parent and Offeror to consummate the Offer. The obligation to fund the equity commitments will terminate on the earliest to occur of the one-year anniversary of the date of the Equity Commitment Letters the termination of the Merger Agreement in accordance with its terms, the Sponsor’s affiliate agreeing to terminate its Equity Commitment Letter and the Equity Commitment Letters of the other Investors and the Company or any of its affiliates asserting in any litigation any claim under the relevant Investor’s Limited Guarantee or otherwise in connection with the Merger Agreement or any of the transactions contemplated thereby. An affiliate of the Sponsor and an investment fund affiliated with Ziff Asset Management L.P. have each committed to backstop up to 50% of the aggregate equity commitment of the other Investors to the extent any such Investors do not honor their commitments pursuant to their respective Equity Commitment Letters.

As the Equity Financing and the Senior Secured Financing are fully committed, Offeror does not anticipate the need to seek alternate or additional sources of funding.

The Commitment Letter provides that in the event that the Minimum Condition shall not have been adjusted downward as a result of the Company becoming current in its SEC filings as described in “Section 15. Certain Conditions to Offeror’s Obligations” (the “Unadjusted Minimum Condition”), and the Unadjusted Minimum Condition is satisfied on the closing date of the Offer (the “Offer Closing Date”), the Equity Financing is expected to be in an amount equal to at least 35% of the total funds necessary to effect the purchase of Shares tendered and not withdrawn pursuant to the Offer, consummate the Merger and pay fees and expenses in connection with the Transaction (as defined below) (assuming for this purpose that any cash of the Company is used in the Transaction). In the event that the Minimum Condition shall have been met on the Offer Closing Date due to the Minimum Condition having been adjusted downward as a result of the Company becoming current in its SEC filings as described in “Section 15. Certain Conditions to Offeror’s Obligations,” the Commitment Letter contemplates that the Equity Financing is expected to be in an amount equal to at least $225,000,000. The “Transaction” is defined in the Commitment Letter as the contemplated financing, the Offer, the Merger, the exercise, if any, of the Top-Up Option and the acquisition by the Offeror of any Shares on the open market following consummation of the Offer.

The Senior Secured Financing consists of (i) a $375,000,000 first-lien senior secured bridge loan facility (the “Interim Facility”) and (ii) permanent facilities (the “Permanent Facilities”) consisting of (a) a $250,000,000 million first-lien term loan facility (the “First-Lien Term Loan Facility”), (b) a $25,000,000 million revolving credit facility (the “Revolving Credit Facility” and, together with the First-Lien Term Loan Facility, the “First-Lien Credit Facilities”), and (c) a $125,000,000 million second-lien term loan facility (the “Second-Lien Term Loan Facility”). The Interim Facility is expected to be documented in definitive loan documents among Offeror, as borrower, Parent, as guarantor, the Agents and other banks and financial institutions to become parties thereto as lenders. The Permanent Facilities are expected to be documented in definitive loan documents among the Company, as borrower, Parent and each direct and indirect domestic subsidiary of Parent (other than the Company) (each, a “Guarantor” and, collectively, the “Guarantors”), the Agents and other banks and financial institutions to become parties thereto as lenders (each, a “Lender” and, collectively, the “Lenders”).

In the event that the Unadjusted Minimum Condition is satisfied on the Offer Closing Date, the commitments pursuant to the Interim Facility are expected to terminate and the Permanent Facilities are expected to be made available on the Offer Closing Date to effect the acquisition of the Shares pursuant to the Offer, the exercise, if any, of the Top-Up Option and any acquisition by the Offeror of any Shares on the open market following consummation of the Offer and the payment of fees and expenses in connection with the Transaction. In the event that the Minimum Condition shall have been met on the Offer Closing Date due to the Minimum Condition having been adjusted downward as a result of the Company becoming current in its SEC filings as described in “Section 15. Certain Conditions to Offeror’s Obligations,” the Interim Facility may be made available until the earlier of (i) the effective date of the Merger (the “Effective Date”) and (ii) March 5, 2008. If funded, the proceeds of the Interim Facility may be used to fund (i) any acquisition of Shares tendered in the Offer or in connection with Top-Up Option, (ii) any acquisition of Shares by Offeror on the open market after the Offer Closing Date, (iii) payments of interest on loans outstanding under the Interim Facility, and (iv) fees and expenses in connection with the Transaction.

All amounts owing under the Interim Facility, any obligations of Offeror under interest rate swaps, foreign currency swaps or similar agreements with a lender under the Interim Facility or its affiliates, and all obligations under the guaranty by Parent of all amounts owing under the Interim Facility are expected to be secured by a first-priority perfected security interest in (i) 100% of the outstanding shares of Offeror, and (ii) all other tangible and intangible property and assets of Offeror and Parent; provided that the Shares shall not be pledged as security for any of the amounts described above. Any extensions of credit made pursuant to the Interim Facility are expected to (i) be designated as a loan in one of two tranches (“Tranche A Loans” and “Tranche B Loans”) on the Offer Closing Date, with (a) unpaid Tranche A Loans being automatically converted on the Effective Date, so long as the same occurs prior to March 5, 2008, to borrowings under the First-Lien Term Loan Facility and (b) unpaid Tranche B Loans being automatically converted on the Effective Date, so long as the same occurs prior to March 5, 2008, to borrowings under the Second-Lien Term Loan Facility, and (ii) reduce the commitments pursuant to the First-Lien Term Loan Facility and the Second-Lien Term Loan Facility on a dollar-for-dollar basis in a manner consistent with the designation of the extensions of credit under the Interim Facility as Tranche A Loans and Tranche B Loans, respectively.

The Permanent Facilities are expected to be funded initially on the Effective Date. The proceeds of loans made under the First-Lien Term Loan Facility and the Second-Lien Term Loan Facility are expected to be used solely to finance the Merger and to pay fees and expenses occurred in connection with the Transaction, and the proceeds of loans made under the Revolving Credit Facility are expected to be used solely for working capital, capital expenditures and general corporate purposes. The First-Lien Term Loan Facility is scheduled to mature on the seventh anniversary of the Effective Date, the Revolving Credit Facility is scheduled to mature on the sixth anniversary of the Effective Date, and the Second-Lien Term Loan Facility is scheduled to mature on the eighth anniversary of the Effective Date.

All amounts owing under the First-Lien Credit Facilities, any obligations of the Company under interest rate swaps, foreign currency swaps or similar agreements with a Lender under the First-Lien Credit Facilities or its affiliates, and all obligations under the guaranty by the Guarantors of all amounts owing under the First-Lien Credit Facilities are expected to be secured by a first-priority perfected security interest in substantially all tangible and intangible assets owned by the Company and the Guarantors (subject to certain customary exceptions). All amounts owing under the Second-Lien Term Loan Facility and all obligations under the guaranty by the Guarantors of all amounts owing under the Second-Lien Term Loan Facility are expected to be secured by a second-priority perfected security interest in substantially all tangible and intangible assets owned by the Company and the Guarantors (subject to certain customary exceptions).

Loans under the Senior Secured Financing are expected to bear interest at a variable rate based upon either the prime rate or LIBOR, at the borrower’s option, plus a specified margin in each case. The interest rates under the Permanent Facilities are expected to be recalculated periodically based on changes in the prime rate or LIBOR, if applicable, and, in the case of loans under the Revolving Credit Facility, also based upon a leverage-based pricing grid.

The Senior Secured Financing documents are expected to contain various customary covenants, including covenants with respect to mandatory prepayments of loans, restrictive covenants with respect to incurring additional indebtedness or guarantees, creating liens or other encumbrances, and certain financial covenants.

Parent intends to cause the Company to repay the loans under the Senior Secured Financing with funds generated by the Company and its subsidiaries’ operations and existing capital and assets.

The Offer is not conditioned upon Offeror obtaining financing.

The foregoing is a summary of certain provisions of the Commitment Letter. This summary does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter, which is filed as an exhibit to the Tender Offer Statement on Schedule TO that Offeror has filed with the SEC (together with all amendments and supplements thereto, the “Schedule TO”). The Commitment Letter may be examined and copies may be obtained in the manner set forth in “Section 8. Certain Information Concerning the Company.”

11.	Background of Offer; Past Contacts or Negotiations with the Company.

The information set forth below regarding the Company was provided by the Company and none of Parent, the Offeror nor any of its affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which the Sponsor or its affiliates or representatives did not participate.

Background of the Transaction.

On August of 2006 representatives of the Sponsor met with Anthony Caputo, the then Chief Executive Officer of the Company, to discuss the Company and its business in general. On September 28, 2006 an affiliate of the Sponsor entered into a confidentiality agreement with the Company as a prelude to commencing due diligence (see “Section 13. The Transaction Documents — The Confidentiality Agreement”). Shortly thereafter, according to the Company Schedule 14D-9 (as defined in “Section 13. The Transaction Documents—Recommendation”) the Board of Directors of the Company determined to pursue a more formal structured solicitation process. The Sponsor was contacted by Merrill Lynch to advise it of the solicitation process and request its participation in the process. Between October and November 15, 2006 the Sponsor conducted preliminary due diligence. On November 15, 2006, pursuant to the Company’s request for proposals, the Sponsor submitted an indication of interest to purchase the Company for $26.00 per share in cash. The Company states in its Schedule 14D-9 that six other parties submitted indications of interest on or about November 15, 2006.

From late November 2006 until execution of the Merger Agreement, the Sponsor continued its due diligence review of the Company and began work on arranging financing. On January 26, 2007, the Sponsor received a bid instruction letter from Merrill Lynch requesting it to (i) submit preliminary comments on the enclosed draft merger agreement and (ii) submit a “final” proposal by no later than February 22, 2007. On February 22, 2007, the Sponsor submitted a revised proposal to acquire the Company for $28.00 per share. Based on discussions with the Company and its advisors concerning the Sponsor’s proposal, the Sponsor submitted a revised proposal on Saturday, February 24, 2007 to purchase the Company for $28.50 per share, subject to a minimum cash closing condition of

$84,000,000. The proposal indicated it would expire at 2:00 pm the following day if the Company did not agree to an exclusive negotiating period with the Sponsor. The Company did not accept this proposal and instead instructed the Sponsor to submit a proposal by the then revised bid deadline of Monday, February 26. On February 26, 2007, the Sponsor resubmitted a revised proposal at $28.50 per Share, together with a mark-up of the draft merger agreement, financing commitments and other supporting documentation. The proposal also included a proposed form of exclusivity agreement and indicated it would expire if the Company did not sign the exclusivity agreement providing for an exclusive negotiating period through Sunday, March 4.

In the early evening on February 26, 2007, Merrill Lynch contacted the Sponsor to inquire whether it would pay a higher price and/or reduce its $84,000,000 closing cash condition. After discussion, the Sponsor agreed to increase the price to $28.75 in cash per share and to lower the cash closing condition to $60,000,000, which amount could be further reduced by certain transaction costs and legal settlements, but only if the Company entered into an exclusive negotiating period with the Sponsor. Thereafter, an affiliate of the Sponsor and the Company entered into a letter agreement providing for an exclusive negotiating period ending Sunday, March 4, 2007.

From Monday February 26, 2007 through the signing of the Merger Agreement on the afternoon of March 5, 2007, the Sponsor and the Company and their respective representatives negotiated the terms and provisions of the Merger Agreement and related documents, and the Sponsor and its representatives finalized the financing package and conducted further due diligence, including customer calls. During the afternoon on March 5, 2007, the parties reached agreement on the final terms of the Merger Agreement and issued a press release announcing its execution.

On Monday, March 12, 2007, Offeror commenced the Offer and the Company filed its Schedule 14D-9.

12.	Purpose of the Offer; The Merger; Plans for the Company.

Purpose.  The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is for Parent, through Offeror, to acquire all Shares not purchased pursuant to the Offer. Pursuant to the Merger, Parent will acquire all of the capital stock of the Company not purchased pursuant to the Offer, the Top-Up Option or otherwise. If the Offer is successful, Parent and Offeror intend to consummate the Merger as promptly as practicable. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Parent. In the event that a sufficient number of Shares are tendered in the Offer to entitle us to purchase Shares pursuant to the Top-Up Option, Offeror shall acquire Shares pursuant to the Top-Up Option. Parent and its affiliates also reserve the right to dispose of any or all Shares acquired by them. Following completion of the Offer, Offeror or any of its affiliates reserves the right to acquire additional Shares through privately negotiated transactions, open market purchases or otherwise. The prices paid for Shares in these transactions may be more or less than the price per Share paid in the Offer or to be paid in connection with the Merger and the form of consideration paid may differ from the all cash consideration to be paid in the Offer or in connection with the Merger.

Stockholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in the Company. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of the Company will not bear the risk of any decrease in the value of the Company.

Approval.  Under the DGCL, the approval of the board of directors of the Company and the affirmative vote of the holders of a majority of the outstanding Shares may be required to approve and adopt the Merger Agreement and the transactions contemplated thereby including the Merger. The board of directors of the Company has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to the short-form merger provisions under the DGCL described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the Shares. If stockholder approval for the Merger is required, Parent intends to cause the Company’s board of directors to set the record date for the stockholder approval for a date immediately after the consummation of the Offer. Accordingly, if the Offer closes, we believe Offeror will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholders.

Stockholder Meetings.  In the Merger Agreement, the Company has agreed, if a stockholder vote is required, to convene a meeting of its stockholders following consummation of the Offer for the purpose of considering and voting on the Merger. The Company, acting through its board of directors, has further agreed that if a stockholders’ meeting is convened, the Company’s board of directors shall recommend that stockholders of the Company vote to approve the Merger. At any such meeting, all of the Shares then owned by Parent and Offeror, and all Shares for which the Company has received proxies to vote, will be voted in favor of the Merger.

Board Representation.  Assuming Offeror purchases a majority of the Shares pursuant to the Offer, Parent is entitled to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the board of directors of the Company. See “Section 13. The Transaction Documents — The Merger Agreement — Directors.” Parent currently intends to designate a majority of the directors of the Company following consummation of the Offer. It is currently anticipated that Parent will designate Alexander R. Slusky, Christopher Nicholson, David Fishman and Amish Mehta to serve as directors of the Company following consummation of the Offer. Offeror expects that such representation would permit Offeror to exert substantial influence over the Company’s conduct of its business and operations.

Short-form Merger.  Under the DGCL, if Offeror acquires, pursuant to the Offer, at least 90% of the outstanding Shares, including Shares acquired in any subsequent offering period and through any exercise of the Top-Up Option, Offeror will be able to approve the Merger without a vote of the Company’s stockholders. In such event, Parent and Offeror anticipate that they will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company’s stockholders. If, however, Offeror does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, and a vote of the Company’s stockholders is required under the DGCL, a significantly longer period of time would be required to effect the Merger. Pursuant to the Merger Agreement, the Company has agreed to convene a meeting of its stockholders promptly following consummation of the Offer to consider and vote on the Merger, if a stockholder vote is required.

Rule 13e-3.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which Offeror seeks to acquire the remaining Shares not held by it. Offeror believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company.  Except as otherwise provided herein, it is expected that following the Merger, the business and operations of the Company will be continued substantially as they are conducted currently. Parent will continue to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel during the pendency of the Offer. After the consummation of the Offer and the Merger, Parent will take such actions as it deems appropriate in light of the circumstances which then exist.

Except as disclosed in this Offer to Purchase, neither Offeror nor Parent has any present plans or proposals that would result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets, or any material changes in the Company’s capitalization, corporate structure, business or composition of its management or board of directors.

13.	The Transaction Documents.

Merger Agreement

The Merger Agreement.  The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and a copy of which is filed as an exhibit to the Schedule TO. The Merger

Agreement may be examined and copies may be obtained in the manner set forth in “Section 8. Certain Information Concerning the Company.”

The description of the Merger Agreement has been included to provide you with information regarding its terms. The Merger Agreement contains representations and warranties made by and to the Company, Offeror and Parent as of specific dates. The statements embodied in those representations and warranties were made for purposes of that contract among the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract.

The Offer.  The Merger Agreement provides that the Offer will be conducted on the terms and subject to the conditions described in “Section 1. The Tender Offer — Terms of the Offer” and “Section 15. Certain Conditions to Offeror’s Obligations.”

Short-Form Merger.  Under Section 253 of the DGCL, if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself or itself into such subsidiary, without any action or vote on the part of the board of directors or stockholders of such other corporation (a “Short-Form Merger”). If the Offeror acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, the Offeror will be able to effect the proposed Merger without a vote of the Company’s stockholders. In the event that the Offeror acquires in the aggregate at least 90% of the outstanding Shares pursuant to the Offer or otherwise, then, at the election of the Offeror, a Short-Form Merger could be effected without any further approval of the board of directors or the stockholders of the Company.

Recommendation.  The Company has represented to us in the Merger Agreement that its board of directors unanimously (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement, (b) approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (c) resolved to recommend the Company’s stockholders tender their Shares into the Offer and, to the extent applicable, adopt the Merger Agreement (the “Recommendation”).

The Company has agreed to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that will comply in all material respects with the provisions of all applicable federal securities laws. Additionally, the Company will use its commercially reasonable efforts to mail the Schedule 14D-9 to the stockholders of the Company along with this Offer to Purchase (and in any event will cause the Schedule 14D-9 to be mailed to the Company’s stockholders as promptly as possible).

Directors.  The Merger Agreement provides that, after Offeror has purchased at least a majority of the Shares, Parent has the right to designate a number of directors of the Company that is equal to the product of the total number of directors on the Company board of directors multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or any affiliate of Parent bears to the number of Shares outstanding. In the event that Parent’s designees are appointed or elected to the board of directors, until the Effective Time (as defined below) the board of directors shall have at least two directors who are directors as of the date of the Merger Agreement who are neither officers of the Company nor designees, stockholders, affiliates or associates of Parent and whose approval will be required to, among other things, amend or terminate the Merger Agreement on behalf of the Company.

Top-Up Option.  Subject to certain terms and conditions set forth in the Merger Agreement, the Company has granted Offeror an irrevocable option (the “Top-Up Option”) to purchase up to that number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by directly or indirectly by Parent or Offeror at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares that will be outstanding immediately after the exercise of the Top-Up Option (the “Top-Up Option Shares”), provided that the Top-Up Option shall not be exercisable for a number of Shares in excess of the Company’s then authorized but unissued Shares (less the number of such Shares reserved for issuance in respect of vested Company stock options outstanding immediately prior to the expiration of the Offer with an exercise price less than the Offer Price). Offeror is required to exercise the Top-Up Option so long as the exercise of the Top-Up Option would, after the issuance of Shares thereunder, be sufficient to allow Parent to effect a Short-Form Merger. The purchase price for the Top-Up Option Shares shall be equal to the Offer Price, which price shall be payable in cash in an amount equal to the aggregate par value of the purchased Top-Up Option Shares and by the issuance of a full recourse note with a principal amount equal to the remainder of the exercise price. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting the Merger to occur pursuant to Delaware’s short-form merger statute at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Offeror’s ownership of a majority of the Shares following completion of the Offer.

Effective Time; Structure; Effects.  The effective time of the Merger (the “Effective Time”) will occur at the time that the Company files a certificate of Merger with the Secretary of State of the State of Delaware on the closing date of the Merger (or such later time as Offeror and the Company may agree and as provided in the certificate of merger). The closing date of the Merger will occur on the second business day after satisfaction or waiver of all of the conditions to the Merger (other than those conditions that are to be satisfied by actions taken at the closing) set forth in the Merger Agreement (or such other date as Offeror and the Company may agree), as described below in “Conditions to the Merger.” If, as of or immediately following the date Offeror accepts Shares for payment in the Offer (the “Acceptance Date”) or the expiration of any subsequent offering period, a Short-Form Merger is available, then the closing date will, subject to the satisfaction of the conditions to the Merger, occur not later than the business day following the Acceptance Date or the expiration of the subsequent offering period or closing. If, at any time following the Acceptance Date, Parent, or any direct or indirect subsidiary of Parent shall own at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, the parties shall take all necessary and appropriate action to cause a Short-Form Merger to become effective as soon as practicable after the satisfaction of such threshold, without a meeting of stockholders of the Company.

At the Effective Time, Offeror will merge with and into the Company with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”). Following the Merger, current stockholders of the Company will not participate in any future earnings or growth of the Company and will not benefit from any appreciation in value of the Company.

Treatment of Stock and Options.  As of February 28, 2007, there were approximately 4,535,533 Shares subject to stock options granted under the Company’s equity incentive plans. Under the terms of the Merger Agreement, each outstanding stock option that remains outstanding immediately prior to the Effective Time, whether or not the option is vested or exercisable, will be canceled, and the holder of such stock option will receive a cash payment, without interest and less applicable withholding taxes, equal to the product of:

•	the number of shares of common stock subject to the option as of the Effective Time, multiplied by

•	the excess, if any, of the Offer Price over the exercise price per share of common stock subject to such option.

Treatment of Restricted Stock Shares.  Under the terms of the Merger Agreement, immediately prior to the Effective Time, each share of restricted common stock shall vest in full and be converted into the right to receive a cash payment equal to the highest price per Share paid in the Offer per share of restricted common stock subject to a restricted stock unit, without interest and less any applicable withholding taxes.

Representations and Warranties.  The Merger Agreement contains representations and warranties made by the Company to Offeror and Parent, and representations and warranties made by Offeror and Parent to the Company, and may be subject to important limitations and qualifications agreed to by the parties in connection with negotiating the terms of the Merger Agreement. In particular, the representations that the Company made are qualified by certain information that the Company filed with the SEC, as well as by confidential disclosure schedules that the Company delivered to Offeror and Parent concurrently with the signing of the Merger Agreement. In addition, certain representations and warranties were made as of a specified date, may be subject to contractual standards of materiality different from those generally applicable to public disclosures to stockholders, or may have been used for the purpose of allocating risk among the parties rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information. The Company’s representations and warranties relate to, among other things:

•	the Company’s and its subsidiaries’ proper organization, good standing and qualification to do business;

•	the Company’s capitalization, including in particular the number of shares of Company common stock, stock options and other equity-based interests;

•	the Company’s corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;

•	the enforceability of the Merger Agreement as against the Company;

•	the required consents and approvals of governmental entities in connection with the transactions contemplated by the Merger Agreement;

•	the absence of violations of or conflicts with the Company’s and its subsidiaries’ governing documents, applicable law or certain agreements as a result of entering into the Merger Agreement and consummating the Merger;

•	the timeliness and compliance with requirements of the Company’s SEC filings since December 31, 2004, including the accuracy and compliance with requirements of the financial statements contained therein;

•	the compliance with the applicable listing and corporate governance rules and regulations of NASDAQ;

•	the consolidated financial position of the Company and its subsidiaries, including certain preliminary financial statements;

•	the sufficiency and effectiveness of the Company’s internal controls and procedures;

•	the absence of undisclosed liabilities;

•	permits and compliance with applicable legal requirements;

•	matters relating to employee benefit plans;

•	the absence of certain changes or events since June 30, 2006;

•	legal proceedings and governmental orders;

•	accuracy and compliance with applicable securities law of the information supplied by the Company for inclusion in filings made with the SEC in connection with the Merger, the Offer and the transactions contemplated by the Merger Agreement;

•	tax matters;

•	intellectual property;

•	real property;

•	insurance;

•	the Company’s obligation to render inapplicable to the Merger Agreement and the transactions contemplated thereby any takeover law or restrictive provision of any applicable anti-takeover provision in the Company’s organization documents;

•	the receipt by the Company’s board of directors of an opinion from each of Merrill Lynch and Credit Suisse ;

•	the possible required vote of the Company’s stockholders in connection with the possible required approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger;

•	material contracts and performance of obligations thereunder;

•	absence of undisclosed brokers’ fees;

•	environmental matters;

•	material contracts with governmental entities and performance of obligations thereunder;

•	absence of interested-party transactions and undisclosed interests of the Company’s officers and directors and persons beneficially owning 5% or more of Shares; and

•	absence of waiver of any rights under confidentiality, standstill, nonsolicitation or similar agreements.

Many of the Company’s representations and warranties are qualified by a “Company Material Adverse Effect” standard. For the purposes of the Merger Agreement, “Company Material Adverse Effect” means any event or effect that is materially adverse to the business, results of operation or financial condition of the Company and its subsidiaries, taken as a whole.

However, any failure of the Company to meet internal or published projections, forecasts or revenue or earning predictions for any period will not, in and of itself, constitute a “Company Material Adverse Effect”. A Company Material Adverse Effect will also not include the Restatement and Related Matters (as defined below) except to the extent any such event or effect results in a suspension or debarment from bidding on contracts or subcontracts with any governmental entity or otherwise results in any material limitation, restriction or prohibition on the Company and its subsidiaries’ ability to do business with a governmental entity. In addition, a Company Material Adverse Effect will not include any facts, circumstances, events or changes to the extent resulting from

•	any event or effect generally affecting the industries in which the Company and its subsidiaries operate, including general changes in law or regulation across such industries (except to the extent the effect of such event on the Company and its subsidiaries, taken as a whole, is disproportionate to the effect on other non-governmental participants in the industries in which the Company and its subsidiaries conduct their business);

•	changes in general economic or political conditions or the securities, credit or financial markets in general (except to the extent the effects of such changes on the Company and its subsidiaries, taken as a whole, are disproportionate to the effects on other non-governmental participants in the industries in which the Company and its subsidiaries conduct their business);

•	the announcement of the Merger Agreement or the pendency or consummation of the Merger;

•	the identity of Parent or any of its affiliates as the acquiror of the Company;

•	the taking of any specific action expressly required by the Merger Agreement;

•	any acts of terrorism or war, except to the extent such act of terrorism or war has a disproportionate effect on the Company and its subsidiaries, taken as a whole, relative to other non-governmental participants in the industries in which the Company and its subsidiaries conduct their business;

•	any changes in generally accepted accounting principles or the interpretation thereof; and

•	any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the Merger Agreement or the transactions contemplated thereby.

“Restatement and Related Matters” refers to (i) actions, claims, audits, arbitrations, mediations, investigations, suits, litigation, proceedings (public or private), criminal prosecutions, SEC “Wells” processes or investigations by or before any person, governmental entity or any national securities exchange (including the Nasdaq) (in each case whether threatened, pending or otherwise), (ii) penalties, sanctions, fines, remedies, injunctive relief, remediation, delisting from any national securities exchange (including the Nasdaq), or any other civil or criminal sanction (in each case whether threatened, pending, deferred or otherwise, and whether financial or otherwise), or (iii) facts, circumstances, changes, effects, outcomes, results, occurrences and eventualities (whether or not known, contemplated or foreseeable, and whether financial or otherwise), in each case with respect to (i) through (iii), resulting from, relating to or arising out of: (1) (A) the Company’s pending restatement of its historical consolidated financial statements for the fiscal years ended December 31, 2005, December 31, 2004, December 31, 2003, December 31, 2002, December 31, 2001 and December 31, 2000 or the Company’s pending restatement of the unaudited financial statements contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, or (B) the Company’s failure to file in a timely manner its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2006 and its Annual Report on Form 10-K for the year 2006, but only, in the case of clause (1), to the extent resulting from or relating to the matters referred to in clauses (2) or (3) below; (2) the Company’s historical stock-based compensation practices to the extent both (I) resulting from or relating to (x) the extent to which compensation, tax, disclosure, accounting and grant practices complied with GAAP, applicable law, applicable stock option plans, or the Code, or (y) issues concerning selecting, documenting, accounting for, recording of and disclosing grant and measurement dates, stock option expenses, and any other related items thereto and (II) materially consistent with (A) the Company’s public statements and with its filings with and submissions and statements to the SEC disclosed to Parent prior to the date of the Merger Agreement or (B) certain information provided to Parent or its affiliates and representatives during due diligence; or (3) additional adjustments related to: (x) the Company’s historical stock-based compensation practices, including without limitation (a) the extent to which compensation, tax, disclosure, accounting and grant practices complied with GAAP, applicable law, applicable stock option plans, or the Code and (b) issues concerning selecting, documenting, accounting for, recording of and disclosing grant and measurement dates, stock option expenses, and any other related items thereto; (y) the treatment of non-recurring engineering revenue where there is an undelivered element, timing of software license revenue recognized upon entering into the arrangement where the license includes maintenance, revenue recognized pursuant to a license agreement with a party whom the Company also has a development arrangement where fair value of elements to the arrangement could not be reasonably determined, and funded research and development payments received reflected as revenue on a milestone basis; and (z) certain other adjustments which are not expected to reduce EBITDA for fiscal 2006 by more than $300,000.

The Merger Agreement also contains various representations and warranties made by Offeror and Parent that are subject, in some cases, to specified exceptions and qualifications. The representations and warranties relate to, among other things:

•	organization, valid existence and good standing;

•	enforceability of the Merger Agreement as against Offeror and Parent;

•	corporate or other power and authority to enter into the Merger Agreement and to consummate the Offer and Merger;

•	required consents and approvals of governmental entities in connection with the consummation of the Offer and the Merger;

•	the absence of violations of or conflicts with their governing documents, applicable law or certain agreements as a result of entering into the Merger Agreement and consummating the Merger;

•	legal proceedings and governmental orders;

•	accuracy and compliance with applicable securities law of the information supplied by Offeror and Parent for inclusion in the filings made with the SEC in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	validity of debt and equity financing commitments and sufficiency of the commitments for the satisfaction of Parent and Offeror’s obligations under the Agreement;

•	enforceability of the limited guarantees executed by the Investors in favor of the Company and delivered in connection with the signing of the Merger Agreement;

•	capitalization of Offeror; and

•	absence of a requirement for a vote of Parent’s stockholders to consummate the transactions contemplated by the Merger Agreement.

The representations and warranties of each of the parties to the Merger Agreement will expire upon the earlier of the Acceptance Date and the Effective Time.

Conduct of Business Pending the Merger.  Under the Merger Agreement, the Company has agreed that, subject to certain exceptions, between the date of the Merger Agreement and the date on which a majority of the Company’s directors are designees of Parent or Offeror or the date, if any, on which the Merger Agreement is earlier terminated:

•	The Company and the Company’s subsidiaries will conduct operations only in the ordinary course of business consistent with past practice; and

•	The Company and the Company’s subsidiaries will use commercially reasonable efforts to maintain and preserve intact the Company’s business organization and existing relationships and goodwill with governmental entities, customers, suppliers, employees and business associates.

The Company has also agreed that between the date of the Merger Agreement and the date on which a majority of the Company’s directors are designees of Parent or Offeror, except, in certain cases, in the ordinary course of business consistent with past practice and subject to certain other exceptions, the Company will not, and will cause each of its subsidiaries not to (unless Parent gives its prior written consent):

•	authorize or pay any dividend or distribution on any Shares (other than dividends and distributions paid or made on a pro rata basis by the Company’s subsidiaries);

•	merge or consolidate with any other person, except for any such transactions among wholly owned subsidiaries of the Company, or restructure, reorganize or completely or partially liquidate;

•	split, combine, or reclassify its capital stock or issue or authorize or propose to issue any other securities in respect of its capital stock, except for any such transaction by a wholly owned subsidiary of the Company that remains a wholly owned subsidiary after consummation of such transaction;

•	acquire assets outside of the ordinary course of business from any other person with a value or purchase price in the aggregate in excess of $1,000,000 in any transaction or series of related transactions, other than acquisitions pursuant to certain contracts in effect as of the date of the Merger Agreement;

•	increase the compensation or other benefits payable or provided to any employees, consultants, current or former directors or officers of the Company or any of its subsidiaries; enter into any new employment, change of control, severance or retention agreement with any employee, current or former director or officer of the Company or any of its subsidiaries; establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries; grant any equity or equity-based awards that may be settled in Shares, preferred shares or any other securities of the Company or any of its subsidiaries or the value of which is linked directly or indirectly, in whole or in part, to the price or value of any Shares, preferred shares or other Company securities or Subsidiary securities; accelerate the vesting or payment of any compensation payable or benefits to become payable or provided to any employees, consultants, current or former directors or officers of the Company or any of its subsidiaries; or terminate or materially amend any existing, or adopt any new, Company benefit plan;

•	make any loans, advances or capital contributions to or investments in officers, directors, employees, agents or consultants or any other person (other than the Company or any direct or indirect wholly owned subsidiary) in excess of $500,000 in the aggregate;

•	materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, or revalue any of its material assets, except as required by GAAP or applicable law;

•	settle any claim, action or proceeding before a governmental entity for an amount in excess of $100,000, individually, or $1,000,000 in the aggregate, other than certain tax proceedings and other exceptions;

•	amend or waive any provision of its certificate of incorporation or by-laws or similar applicable charter documents;

•	issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize or propose the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of its capital stock or other ownership interests in the Company or any of its subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable stock option under any existing Company benefit plans, other than certain permitted issuances of shares and certain permitted issuance of equity awards to new hires and promoted employees in the ordinary course of business consistent with past practice in accordance with the Company’s option granting policy in an aggregate amount not to exceed 100,000 per calendar quarter;

•	purchase, redeem or otherwise acquire any Shares or any rights, warrants or options to acquire any such Shares;

•	waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any Company benefit plans or authorize cash payments in exchange for any options granted under any Company benefit plans;

•	incur, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money except for indebtedness for borrowed money among the Company and its wholly owned subsidiaries or among the Company’s wholly owned subsidiaries, guarantees by the Company of indebtedness for borrowed money of subsidiaries of the Company and indebtedness for borrowed money not to exceed $500,000 in aggregate principal;

•	make or authorize capital expenditures having an aggregate value in excess of 110% of the Company’s budged capital expenditure amount;

•	sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber or otherwise dispose of any material portion of its material properties or assets;

•	sell, transfer, lease, license, mortgage, encumber or otherwise dispose of any intellectual property of the Company to any person;

•	enter into any contract that would have been a material contract under the Merger Agreement had it been entered into prior to the execution of the Merger Agreement, except for contracts with customers entered into in the ordinary course of business on terms and conditions consistent with past practice;

•	modify, amend, terminate or waive any material rights under any material contract under the Merger Agreement, except for the modification, termination or wavier of any contract entered into in the ordinary course of business on terms and conditions consistent with past practice;

•	enter into, amend or extend any material collective bargaining agreement or other labor agreement;

•	cancel or fail to renew, without reasonable substitutes, any material insurance policy naming the Company or any of its subsidiaries as a beneficiary or loss payee;

•	take any action to render inapplicable, or to exempt any third party from, any standstill arrangements or the provisions of any anti-takeover laws and regulations;

•	change its cash management policies, including accelerating the collection of accounts receivable; or

•	agree, or permit any of its subsidiaries to agree, in writing or otherwise, to take any of the foregoing actions.

Stockholders Meeting.  If the Company is required to submit the Merger Agreement to a vote of the stockholders of the Company, the Company must, as promptly as reasonably practicable following the mailing of the proxy statement in connection with adoption of the Merger Agreement, call and hold a meeting of the Company’s stockholders for the purpose of obtaining the vote of the Company’s stockholders. The Company is required to use all reasonable efforts to solicit stockholder proxies in favor of the adoption of the Merger Agreement. Nevertheless, if a Short-Form Merger may be effected pursuant to Section 253 of the DGCL, Parent, Offeror and the Company will take all necessary and appropriate action to cause the Merger to become effective without a meeting of the stockholders of the Company.

No Solicitation of Transactions.  The Company agrees that neither it nor any of its subsidiaries nor any of its or their respective affiliates or Representatives shall, directly or indirectly

•	solicit, initiate or knowingly encourage or facilitate any inquiry, proposal or offer, or the making, submission or announcement of, any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to any Alternative Proposal (as defined below);

•	participate in any negotiations relating to an Alternative Proposal with, or furnish any non-public information relating to an Alternative Proposal to, any person that has made or, to the knowledge of the Company is considering making an Alternative Proposal;

•	engage in discussions relating to an Alternative Proposal with any person that has made or, to the knowledge of the Company is considering making an Alternative Proposal;

•	approve, endorse or recommend any Alternative Proposal; or

•	enter into any letter of intent or agreement in principle or any agreement providing for any Alternative Proposal (except for certain permitted confidentiality agreements).

In addition, the Company has agreed to, and to cause each of its subsidiaries to, and to direct each of its and its subsidiaries’ representatives to, immediately cease any existing solicitations, discussions or negotiations with any person (other than the parties hereto) that has made or indicated an intention to make an Alternative Proposal.

“Alternative Proposal” means any proposal or offer from any person for:

•	a merger, reorganization, share exchange, consolidation, business combination, recapitalization, tender offer, dissolution, liquidation, or similar transaction involving the Company;

•	the acquisition by any person of 15% or more of the consolidated assets of the Company and its subsidiaries, taken as a whole (including equity securities of the Company’s subsidiaries); or

•	the acquisition by any person of 15% or more of the total voting power of any class of equity securities of the Company.

We have agreed, however, that if prior to the Acceptance Date, (a) the Company receives an unsolicited Alternative Proposal which the Company’s board of directors determines in good faith, after consultation with the Company’s outside counsel and financial advisors, would constitute or could reasonably be expected to lead to a Superior Proposal (as defined below) and (b) the Company’s board of directors determines, in good faith after consultation with the Company’s outside counsel, that it is necessary to do so in order to properly discharge the directors’ fiduciary duties to the Company’s stockholders under applicable law, then, provided that (i) the Company receives from this third party an executed confidentiality agreement having terms no less favorable to the Company than the provisions of the Confidentiality Agreement (as defined below), (ii) the Company promptly makes available to Parent any nonpublic information provided to such person that was not previously provided to Parent and (iii) the Company is not then in material breach of the Company’s non-solicitation obligations under the Merger Agreement in connection with such alternative proposal, the Company may:

•	furnish information to the person making such Alternative Proposal; and

•	engage in discussions or negotiations with such person and its representatives with respect to such Alternative Proposal.

The Company has also agreed that neither its board of directors nor any committee thereof will withdraw or modify the Recommendation in a manner adverse to Offeror or Parent, or publicly propose to do so, or approve or recommend or publicly propose to approve or recommend, any Alternative Proposal (a “Change of Recommendation”) unless, prior to the Acceptance Date, the Company’s board of directors determines in good faith, after consultation with the Company’s outside counsel that it is necessary to do so in order to properly discharge its fiduciary duties to the Company’s stockholders under applicable law. In addition, in response to a Superior Proposal (as defined below) that did not result from breach of the Company’s non-solicitation obligations under the Merger Agreement, the Company may terminate the Merger Agreement and enter into an acquisition agreement providing for an Alternative Proposal or a Superior Proposal (an “Acquisition Agreement”) with such third party. The Company may not terminate the agreement in connection with a Superior Proposal and many not effect a Change of Recommendation unless the Company has first provided five days prior written notice to Parent that it has received a Superior Proposal or is considering a Change of Recommendation that relates to an Alternative Proposal which notice must specify the terms and conditions of the Superior Proposal or Alternative Proposal, including the identity of the person making such Superior Proposal or Alternative Proposal, and stating that the Company’s board of directors intends to exercise its right to terminate the Merger Agreement or make a Change of Recommendation.

“Superior Proposal” means any unsolicited written Alternative Proposal:

•	involving more than 50% of the assets (by book value or contribution to revenue) of the Company and the Company’s Subsidiaries, taken as a whole, or more than 50% of the total voting power of the equity securities of the Company made by any person (other than Parent or Offeror); and

•	on terms which the Company’s board of directors determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, and considering any changes to the terms of the Merger Agreement proposed by Parent in response to such Superior Proposal and considering all legal, financial, regulatory, timing and other aspects of the proposal and the person making the proposal, (i) is more favorable to the Company and its stockholders than the transactions contemplated by the Merger Agreement, and (ii) if applicable, is reasonably capable of being financed by the person making such Alternative Proposal.

The Company shall:

•	promptly notify Parent of receipt of any Alternative Proposal;

•	keep Parent informed on a prompt basis of any material change to the terms of any such Alternative Proposal;

•	promptly provide Parent copies of all written materials provided by any third party in connection with an Alternative Proposal; and

•	provide Parent at least 48 hours notice (or any shorter notice given to the chairman of the Company’s board of directors) of a meeting of the board of directors of the Company at which the board of directors is reasonably expected, in connection with an Alternative Proposal, to make a Change of Recommendation or terminate the Merger Agreement in connection with a Superior Proposal.

Employee Benefits.  For all purposes under the employee benefit plans of Parent and its subsidiaries providing benefits to employees of the Company after the Effective Time (the “New Plans”), each employee will be credited with his or her years of service with the Company and its subsidiaries under the New Plans to the extent that he or she was entitled to credit for service under the Company’s corresponding benefit plans prior to the Effective Time. Each employee will be immediately eligible to participate in the New Plans that replace a similar or comparable old benefit plan under which the employee would have been eligible. In addition, for the New Plans, pre-existing condition exclusions and similar requirements will be waived to the extent they were waived under the Company’s old plans, and eligible expenses incurred by an employee during the portion of the year prior to consummation of the Merger will be credited for deductible, coinsurance and maximum out-of-pocket expenses for that year under the New Plans.

Indemnification and Insurance.  Offeror and Parent have agreed that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees of the Company or its subsidiaries as provided in their respective certificates of incorporation or by-laws or other organization documents or in any agreement will survive the Merger and continue in full force and effect. For a period of six years from the earlier of the Acceptance Date and the Effective Time, Parent and the surviving corporation of the Merger will maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its subsidiaries’ certificates of incorporation and by-laws or similar organization documents as in effect immediately prior to the earlier of the Acceptance Date and the Effective Time or in any indemnification agreements of the Company or its subsidiaries with any of their respective directors, officers or employees as in effect immediately prior to the earlier of the Acceptance Date and the Effective Time, and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the earlier of the Acceptance Date and the Effective Time were current or former directors, officers or employees of the Company or any of its subsidiaries. From and after the earlier of the Acceptance Date and the Effective Time, Parent will assume, and be jointly and severally liable for, and honor, guaranty and stand surety for, and will cause the surviving corporation of the Merger and its subsidiaries to honor, in accordance with their terms, the foregoing obligations without limit as to time.

Parent has further agreed that for a period of six (6) years from and after the Acceptance Date, Parent will either cause to be maintained in effect the Company’s existing policies or will cause to be acquired and maintained alternative policies of directors’ and officers’ liability insurance and fiduciary liability insurance with respect to matters arising on or before the time the Shares are accepted for payment in the offer (the “Acceptance Time”) (including the transactions contemplated by the Merger Agreement) covering each person covered by the Company’s policies as of the Acceptance Time (the “Indemnified Parties”) on terms, conditions, retentions and limits of liability no less favorable than those of the Company’s current policy, provided that neither Parent nor any of its affiliates will be required to pay annual premiums in excess of $2,000,000 for such insurance, but in that case will maintain as much coverage as reasonably practical for that amount. In lieu of maintaining the Company’s current policies or acquiring alternative policies, the Company may, and at Parent’s request the Company will, purchase prior to the Acceptance Time, and, after the Acceptance Time, Parent may cause the Company to purchase, a six-year prepaid “tail” policy on terms, conditions, retentions and limits of liability no less favorable to the Indemnified Parties than the Company’s current policy with respect to matters arising on or before the earlier of the Acceptance Time and the Effective Time (including the transactions contemplated by the Merger Agreement), provided that in no event will the amount paid by Parent or the Company for such tail policy exceed $2,000,000, but in that case the Company or Parent will maintain as much coverage as reasonably practical for that amount. If the Company obtains such a tail policy, Parent will cause the Company or the surviving corporation of the Merger to maintain such policy in full force and effect, for its full term.

Parent has also agreed to pay all reasonable expenses, including reasonable attorneys’ fees that may be incurred by any Indemnified Party in enforcing the foregoing obligations.

If Offeror, the surviving corporation of the Merger or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not be the continuing or surviving corporation of the Merger or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision will be made so that the successors and assigns of Parent or the surviving corporation of the Merger, as the case may be, assume the foregoing obligations.

Agreement to Take Further Action and to Use All Reasonable Best Efforts.  Each of the parties to the Merger Agreement has agreed to use all reasonable best efforts to do anything necessary, proper or advisable under applicable laws to consummate the Offer and to consummate and make effective the Merger. Each of the parties has also agreed to use its reasonable best efforts to obtain necessary consents or waivers from third parties (although the Company is not required to pay any consideration or incur any liability in connection with obtaining such consents or waivers), to satisfy the conditions to the Offer and the Merger, to defend any lawsuit challenging the Merger or the Merger Agreement, and to execute and deliver any additional documents necessary to complete the Merger.

The parties have agreed to use reasonable best efforts to cooperate and consult with each other in making any filings and notifications to any governmental entity, and have agreed to supply any governmental entity with requested information as promptly as practicable and to take, or cause to be taken all other actions proper or advisable to consummate and make effective the Merger and related transactions.

Financing Commitments; Company Cooperation.  Parent and Offeror have agreed to use their reasonable best efforts to arrange the financing contemplated by the Equity Commitment Letters and Senior Secured Financing (together, the “Financing”) in connection with the Offer and the Merger on the terms described in the Equity Commitment Letters with the Investors and the Commitment Letter with the Agents (collectively, the “Financing Commitment Letters”) delivered in connection with the signing of the Merger Agreement. If any of the Financing becomes unavailable on the terms described in the appropriate Financing Commitment Letter or Parent becomes aware of any event or circumstance that makes receipt of any portion of the Financing unlikely, Parent has agreed to use its reasonable best efforts to arrange to obtain alternative financing on terms no less beneficial and in an amount sufficient to consummate the transactions contemplated by the Merger Agreement as promptly as practicable.

The Company has agreed to use and will cause its subsidiaries to use reasonable best efforts to cooperate with Offeror and Parent in obtaining the Financing, including:

•	participating in a reasonable number of meetings, drafting sessions and due diligence sessions in connection with the financing;

•	providing to Parent and the parties providing the Financing certain required financial information;

•	subject to certain limitations, assisting in the preparation of offering documents and materials for rating agency presentations;

•	reasonably cooperating with the marketing efforts for any of the Financing;

•	forming new direct or indirect subsidiaries;

•	cooperating in the preparation of, and executing and delivering (or using reasonable efforts to obtain from its advisors), documents as may reasonably be requested by Parent (including any underwriting or placement agreements, pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Parent) and otherwise reasonably facilitating, to the extent reasonably requested by Parent, the pledging of collateral;

•	taking all actions to the extent reasonably requested by Parent necessary to (a) permit the parties providing the Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements and (b) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing; and

•	taking all corporate actions reasonably requested by Parent in connection with the consummation of the Financing prior to the Acceptance Date.

The foregoing notwithstanding, prior to such time that the directors of the Company or any of its subsidiaries prior to the Acceptance Date (the “Pre-Acceptance Date Directors”) no longer represent a majority of the directors, the Pre-Acceptance Date Directors are not required to take any action with respect to the foregoing and neither the Company nor any of its subsidiaries is obligated to take any action that requires action or approval by the Pre-Acceptance Date Directors. Parent has agreed to reimburse the Company for all reasonable out-of-pocket costs in connection with its cooperation and has also agreed to indemnify the Company for losses suffered by the Company in connection with the arrangement of the debt financing and any information utilized in connection therewith (other than information provided by the Company or its subsidiaries). Parent’s obligation to pay such amounts are limited by the Limited Guarantees, as discussed in greater detail below in “Limited Guarantees”.

Other Covenants and Agreements.  The Merger Agreement contains additional agreements among the Company, Offeror and Parent relating to, among other things:

•	providing Parent financial statements for fiscal year 2007 and certain other financial statements for fiscal year 2006 and the Company’s late SEC reports, as promptly as practicable when they become available;

•	subject to certain limitations, providing Parent access to the Company’s properties, contracts, commitments, books and records;

•	public announcements relating to the transaction; and

•	actions necessary to exempt the transactions contemplated by the Merger Agreement from the effect of any takeover statutes.

Conditions to the Merger.  The obligations of the parties to complete the Merger are subject to the satisfaction or waiver of the following mutual conditions:

•	unless the Merger is consummated pursuant to a Short-Form Merger, the requisite approval of the Company’s Stockholders must be obtained;

•	no governmental entity shall have enacted, issued or entered any restraining order, injunction or similar order or legal restraint or prohibition which prohibits consummation of the Merger;

•	Offeror shall have accepted for purchase the Shares tendered pursuant to the Offer; and

•	any applicable waiting period under the Hart-Scoch-Rodino Antitrust Improvements Act of 1976, as amended (“the HSR Act”) shall have expired or been earlier terminated, and certain approvals shall have been obtained.

Conditions to the Offer.  The conditions to the Offer are described in “Section 15. Certain Conditions to Offeror’s Obligations.”

Termination.  The Merger Agreement may be terminated by either Parent or the Company, and the Offer or the Merger may be abandoned at any time prior to the Effective Time, if:

•	Parent and the Company agree;

•	prior to the purchase of Shares pursuant to the Offer, the Acceptance Date shall not have occurred on or before September 5, 2007 (the “End Date”), and the party seeking to terminate shall not have breached in any material respect its obligations under the Merger Agreement in a manner that caused the failure of the Acceptance Time to occur on or prior to such date; provided, however, that if as of the End Date all conditions to the Offer have been satisfied or waived (other than those that are to be satisfied by action at the closing of the Offer and expiration or early termination of any applicable waiting period under the HSR Act), then the End Date shall be extended until December 5, 2007 or, if as of the End Date, the Company has not become current in its SEC filings (including filing all audited and unaudited financial statements for the periods with respect to which audit opinions have been withdrawn or with respect to which the Company has announced they cannot be relied upon, as well as all audited and unaudited financial statements for all periods for which they have not been filed and/or for which they are due, in each case prepared in accordance with GAAP) and the Minimum Condition is not met, then the End Date shall be extended until December 5, 2007;

•	any final and nonappealable injunction or order prohibits or makes illegal the consummation of the Offer or the Merger.

The Merger Agreement may be terminated by Parent, and the Offer or the Merger may be abandoned at any time prior to the Acceptance Time:

•	if the Company breaches or fails to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform:

•	would result in a failure of a condition to the Offer to be satisfied (other than the condition relating to the Merger Agreement not being terminated); and

•	cannot be cured by the End Date, or has not been cured after Parent gives the Company 30 days prior written notice;

•	the board of directors of the Company:

•	makes a Change of Recommendation; or

•	approves any Alternative Proposal or resolves or agrees to take any such action;

The Merger Agreement may be terminated by the Company, and the Offer or the Merger may be abandoned at any time prior to the Acceptance Time:

•	if Parent or Offeror breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform:

•	would prevent or materially delay the consummation of the Offer or the closing of the Merger or prevent or materially delay or materially impair the ability of Parent or Merger Sub to satisfy the Offer conditions or the conditions to the Merger or to obtain the financing for the Offer or the Merger or to consummate the Merger, the Offer or the other transactions contemplated by the Merger Agreement or would result in a failure of the Minimum Condition, the Offer condition relating to HSR approval or the Offer condition relating to any law, order or pending governmental action seeking to prohibit the acceptance for payment of the Shares in the Offer or the consummation of the Offer or the Merger;

•	cannot be cured by the End Date, or has not been cured after the Company gives Parent 30 days prior written notice;

•	in order to enter in to a transaction that is a Superior Proposal, provided the Company complies with its non-solicitation obligations under the Merger Agreement and pays Parent the termination fee (as described below); or

•	if Offeror has terminated the Offer or failed to extend it as required under the Merger Agreement or in violation of the Merger Agreement, Offeror has failed to accept for payment and pay for Shares validly tendered and not withdrawn in the Offer.

Termination Fee Payable by the Company.  The Company must pay to Parent a termination fee of $22,200,000, if:

•	(i) (A) Parent or the Company terminates the Merger Agreement because the Offer has not closed by September 5, 2007 (or December 5, 2007, under the circumstances described under “Termination” above), or (B) Parent terminates the merger agreement because of a breach of any covenant or agreement in the Merger Agreement by the Company, which breach would cause a failure of the Offer conditions relating to the Company’s representations, warranties and covenants (provided that no termination fee will be payable by the Company if it was then entitled to send a termination notice to Parent based on a breach of Parent’s representations, warranties, covenants and agreements); (ii) following the date of the Merger Agreement and prior to the termination of the Merger Agreement, an Alternative Proposal (relating to 40% or more of the Company’s assets or voting power) has been publicly proposed and not publicly and unconditionally withdrawn at last three business days prior to the relevant breach or termination date; and (iii) within twelve months following the termination of the Merger Agreement, the Company enters into a definitive agreement with respect to an Alternative Proposal (relating to 40% or more of the Company’s assets or voting power) or consummates an Alternative Proposal (relating to 40% or more of the Company’s assets or voting power);

•	the Company terminates the Merger Agreement in order to enter into a definitive agreement for a Superior Proposal; or

•	Parent terminates the Merger Agreement because the Company’s board of directors makes a Change of Recommendation or approves any Alternative Proposal or resolves or agrees to any such action.

Termination Fee Payable by Parent.  Parent has agreed to pay the Company a termination fee of $25,400,000 if:

•	the Company terminates the Merger Agreement because of a breach by Parent that would either (i) prevent or materially delay the closing of the Offer or the Merger or prevent or materially delay or impair the ability of Parent or Offeror to satisfy the Offer conditions or the conditions to the Merger or to obtain the financing for the Offer or the Merger or to consummate the Offer or the Merger or the other transactions contemplated by the Merger Agreement or, (ii) would result in a failure of the Minimum Condition, the Offer condition relating to HSR Act approval or the Offer condition relating to any law, order or pending governmental action seeking to prohibit the acceptance for payment of the Shares in the Offer or the consummation of the Offer or the Merger (provided that no termination fee will be payable by Parent if it was then entitled to send a termination notice to the Company based on a breach of the Company’s representations, warranties, covenants and agreements);

•	the Company terminates the Merger Agreement because of the termination of the Offer by Offeror or failure by Offeror to extend the Offer to the extent required by the Merger Agreement, or the failure by Offeror to accept for payment and pay for validly tendered and not withdrawn Shares at any expiration date;

•	the Company (so long as the Company can terminate the Merger Agreement at that time) or Parent terminates the Merger Agreement because the Offer has not closed by September 5,2007 (or December 5, 2007, under the circumstances described under “Termination” above) and at the time of that termination, the Minimum Condition (at the most recently scheduled expiration date of the Offer), the Offer condition relating to any law, order or pending governmental action seeking to prohibit the acceptance for payment of the Shares in the Offer or the consummation of the Offer or the Merger, the Offer conditions relating to the Company’s representations, warranties and covenants, the Offer condition relating to the Company’s minimum cash on hand and the Offer condition relating to the delivery of certain financial statements of the Company shall be satisfied; or

•	Parent or the Company terminates the Merger Agreement because a governmental entity enacts any law or order primarily relating to antitrust, competition or other similar laws making the acceptance of Shares for payment or payment for the Shares or the consummation of the Offer or the merger illegal and that law or order become final and non-appealable.

Reimbursement of Offeror’s Fees and Expenses.  The Company must reimburse Parent for all of its and Offeror’s reasonable out-of-pocket documented expenses incurred on their behalf in connection with or related to the Merger Agreement and all other matters related to the Merger, including their financing, subject to a maximum of $3,000,000, in the aggregate, in the event that:

•	the Merger Agreement is terminated by Parent prior to the Acceptance Date (i) because the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements in the Merger Agreement and such breach or failure to perform would result in a failure of a condition to the Offer to be satisfied (other than the condition relating to the Merger Agreement not being terminated) and such breach or failure can not be cured by September 5, 2007 (or December 5, 2007 under the circumstance described under “Termination” above) or has not been cured after Parent has given the Company 30 days notice; or (ii) because the Company’s board of directors makes a Change of Recommendation or approves any Alternative Proposal or resolves or agrees to take any such action;

•	the Merger Agreement is terminated by the Company in order to enter in to a transaction that is a Superior Proposal; or

•	the Merger Agreement is terminated by Parent or the Company as a result of a failure to close the Offer by September 5, 2007 (or December 5, 2007 under the circumstance described under “Termination” above) as a result of a failure of any of the Offer conditions relating to: (i) an order or legal restraint enjoining or otherwise prohibiting consummation of the Offer or the Merger (other than with respect to proceedings primarily relating to antitrust, competition or similar law); (ii) the representations and warranties of the Company; (iii) the Company’s compliance with its covenants; (iv) the Company’s minimum cash balance at the expiration of the Offer; or (v) the delivery by the Company of certain financial statements.

Such expenses will be offset against any termination fee payable by the Company unless the Minimum Condition has been adjusted as a result of the Company becoming current in its filings with the Securities and Exchange as described in “Section 15. Certain Conditions to Offeror’s Obligation.”

Amendment and Waiver.  The Merger Agreement may be amended by a written agreement signed by the Company, Offeror and Parent at any time prior to the Effective Time. No amendment that requires further approval of the Company’s stockholders will be made without obtaining that approval.

The Limited Guarantees.

Concurrently with the execution of the Merger Agreement, each of the Investors has delivered to the Company a guarantee (each, a “Limited Guarantee”) guaranteeing the payment obligations of Parent and Offeror under the Merger Agreement. Pursuant to the Limited Guarantee, each Investor absolutely, unconditionally and irrevocably guarantee to the Company, the due and punctual observance, payment, performance and discharge of (i) their pro rata portion of the obligation of Parent and Offeror to make any required payment pursuant to the Merger Agreement, including the termination fee of $25,400,000 that may become payable by Parent to the Company under the circumstances described under “Termination Fee Payable by Parent” above and (ii) the payment, by each Investor, of fees and expenses borne by the Company arising from the enforcement by the Company of the Limited Guarantee against such Investor (collectively, the “Enforcement Expenses”). The maximum aggregate amount payable by the Investors under the Limited Guarantee may not exceed $25,400,000 million. The Limited Guarantees are binding on the Investors, their successors and assigns until the obligations arising thereunder are satisfied in full. In addition, an affiliate of the Sponsor and an investment fund affiliated with Ziff Asset Management, L.P., pursuant to their Limited Guarantees, have each agreed to backstop up to 50% of the obligations of the other Investors (including up to 50% of the aggregate Enforcement Expenses) to the extent the Company is unable to enforce the Limited Guarantees against any such other Investor. The foregoing is a summary of certain provisions of the Limited Guarantees. This summary does not purport to be complete and is qualified in its entirety by (i) the form of Limited Guarantee entered into by the affiliates of the Sponsor and Ziff Asset Management, L.P. and (ii) the form of Limited Guarantee entered into by the other investors, each of which is filed as exhibits to the Schedule TO. The forms of Limited Guarantee may be examined and copies may be obtained in the manner set forth in “Section 8. Certain Information Concerning the Company.”

Confidentiality Agreement

On September 28, 2006, the Company and an affiliate of the Sponsor entered into a Mutual Non-Disclosure Agreement (the “Confidentiality Agreement”) to allow the exchange of information in connection with the exploration of a possible acquisition of the Company. Under the Confidentiality Agreement, the parties agreed, subject to certain exceptions, to keep confidential any non-public information provided by the other party and the Sponsor’s affiliate agreed to certain “standstill” provisions.

The foregoing is a summary of certain portions of the Confidentiality Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference and a copy of which is filed as an exhibit to the Schedule TO. The Confidentiality Agreement may be examined and copies may be obtained in the manner set forth in “Section 8. Certain Information Concerning the Company.”

Employment Arrangements

At the request of Parent, subsequent to the signing of the Merger Agreement, Chris Fedde, the Company’s current President, Prakash Panjwani, the Company’s current Senior Vice President and General Manager Commercial Security Division, and Philip Saunders, the Company’s current Senior Vice President Worldwide Sales & Customer Service, have agreed to continue their employment with the Company subject to and effective upon the closing of the Merger. That agreement is expected to be documented in written employment agreements to be entered into prior to the closing of the Offer. Pursuant to the employment agreements to be entered into, Mr. Fedde, Panjwani and Saunders will each receive an increase to their annual base salary and each executive will be eligible to earn a bonus in a target amount equal to a percentage of base salary, which may be increased or decreased based on meeting certain performance goals. Each executive will receive a grant of options or restricted stock, which will vest on customary terms over four years. The remainder will be performance based, and will vest based on the achievement of certain milestones. Each executive is expected to roll-over a portion of his existing equity in the Company into the surviving corporation of the Merger, in lieu of accepting the consideration for such equity. Each executive will receive certain benefits, including severance and vesting of equity awards, in the event he is terminated without cause and certain additional benefits if he is terminated without cause within six months following a change in control transaction (exclusive of the Offer and the Merger). In the event the executive is terminated within six months following the Merger, he may elect to receive the severance benefits he would have been entitled to receive under his existing employment agreement with the Company as in effect prior to the Merger, rather than the benefits to be provided under his new agreement. Neither the entering into of the Merger Agreement nor the closing of the Offer or the Merger was or is conditioned upon the entry by Messrs. Fedde, Panjwani or Saunders into such employment agreements.

14.	Dividends and Distributions.

As discussed in Section 13 above, pursuant to the Merger Agreement, without the prior approval of Parent or as otherwise contemplated in the Merger Agreement, the Company has agreed not to (i) authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its subsidiaries), except dividends and distributions paid or made on a pro rata basis by its subsidiaries, or (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned subsidiary of the Company which remains a wholly owned subsidiary after consummation of such transaction.

15.	Certain Conditions to Offeror’s Obligations.

Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Offeror to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)), pay for any tendered Shares, and may (but only to the extent permitted by the Merger Agreement) delay the acceptance for payment of any tendered Shares, if (i) the Minimum Condition shall not have been satisfied, (ii) any waiting period under the HSR Act shall not have expired or been terminated, or (iii) any of the following shall have occurred and be continuing:

•	a governmental entity of competent jurisdiction shall have enacted, issued or entered any law (including any restraining order, preliminary or permanent injunction or similar order or legal restraint or prohibition) which remains in effect, or there shall be pending any action, suit or proceeding brought by any governmental entity against Parent, Offeror or the Company, seeking to prohibit or make illegal the acceptance for payment of or payment for Shares or the consummation of the Offer or the Merger;

•	(i) any of the representations and warranties of the Company relating to absence of changes since June 30, 2006, shall not be true and correct as of the date of the Merger Agreement and as of the Expiration Date as though made on an as of the Expiration Date, (ii) any of the representations and warranties of the Company relating to capitalization, the applicability takeover laws and other anti-takeover provisions, the receipt of the opinions of its financial advisors, the vote required to approve the Merger Agreement and the transactions contemplated thereby or certain of the Company’s representations and warranties relating to its contracts with the U.S. government (in each case disregarding all qualifications and exceptions contained therein regarding materiality or Company Material Adverse Effect) shall not be true and correct in all material respects, in each case at and as of the date of the Merger Agreement and at and as of the Expiration Date as though made at and as of the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such date), or (iii) any of the other representations and warranties of the Company set forth in the Merger Agreement (disregarding all qualifications and exceptions contained therein regarding materiality or Company Material Adverse Effect) shall not be true and correct in each case at and as of the date of the Merger Agreement and at and as of the Expiration Date as though made at and as of the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

•	the Company shall not have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it prior to the Expiration Date and such failure to perform shall not have been cured prior to the Expiration Date;

•	the Company shall not have at least $60,000,000 (net of any indebtedness permitted to be incurred pursuant to the Merger Agreement) (the “Minimum Cash Amount”) of cash and cash equivalents (i) in the United States or (ii) outside the United States (less, in the case of this clause (ii), any penalty or imposition of any net tax cost (taking into account, without limitation, any tax credits that may reduce such net tax cost) resulting from the extractions of such cash from a Subsidiary) to the extent it may be extracted from such non-U.S. jurisdiction without legal restriction, including minimum capitalization requirements of any jurisdiction; provided that the Minimum Cash Amount shall be decreased dollar for dollar by (x) the amount of any cash paid in settlement, penalty or fine in connection with an action relating to Restatement and Related Matters to the extent any such payment did not contravene the provision of the Merger Agreement governing such settlement (including, without limitation, any such payment made with the prior written consent of Parent) and (y) the amount of any transaction-related fees and expenses actually paid (to the extent such amount added to the amount of any such fees and expenses not yet paid does not exceed a specified maximum amount);

•	The consolidated balance sheets and related statements of income and cash flows of the Company and its consolidated subsidiaries for and as at the fiscal year ended December 31, 2006 and the fiscal quarters ended March 31, June 30, September 30 and December 31, 2006 with such footnotes as would ordinarily be required for unaudited financial statements of such type prepared consistent with GAAP (i) shall not have been delivered at least five Business Days prior to the expiration of the Offer or (ii) shall indicate that the financial position, results of operations or cash flows of the Company and its consolidated subsidiaries is materially different from the preliminary financial statements previously provided to Parent and such differences are material and adverse to the Company and its subsidiaries, taken as a whole;

•	Parent shall not have received a certificate, signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company (solely in his or her capacity as an officer of the Company without personal liability), to the effect that the conditions set forth in the second, third, fourth and fifth bullets above have been satisfied as of the Expiration Date; or

•	the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the benefit of Parent and Offeror and may, solely to the extent permitted by the Merger Agreement, be waived by Parent and Offeror, in whole or in part at any time and from time to time; provided, however, that the Minimum Condition can only be waived with the prior written consent of the Company. The failure by Parent and Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Certain Regulatory and Legal Matters.

Except as set forth in this Section 16, Offeror is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by Offeror as contemplated herein. However, Offeror and Parent, together with their advisors, are currently reviewing whether any other approval or other action will be required by any other governmental or administrative agency in connection with the Offer and the Merger. Should any such approval or other action be required, it will be sought, but Offeror has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Offeror’s right to decline to purchase Shares if any of the Offer Conditions shall not have been satisfied. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of if any such approvals were not obtained or other action taken.

Antitrust.  The HSR Act provides that the acquisition of Shares by Offeror may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The rules promulgated by the FTC under the HSR Act of 1976 require the filing of a Notification and Report Form (the “Form”) with the Division and the FTC and provide that the acquisition of Shares under the Offer may not be consummated earlier than 15 days after receipt of the Form by the Division and the FTC. Within such 15 day period the Division or the FTC may request additional information or documentary material from Offeror. In the event of such request, the acquisition of Shares under the Offer may not be consummated until 10 days after receipt of such additional information or documentary material by the Division or the FTC. Parent expects to file its Form with the Division and the FTC shortly after commencing the Offer and in any event expects to file it by March 19, 2007, as required by the Merger Agreement.

Security Review.  The Company does business with the U.S. Government, including the National Security Agency (the “NSA”), and in connection with such business the Company is authorized to have access to classified national security information. Regulations governing access to classified information require the Company, among other things, to notify the government of any change of control and of any potential presence of foreign ownership, control, or influence of or over its business. Accordingly, the Company will make the necessary and appropriate notifications to NSA and other appropriate agencies shortly after commencing the Offer.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for trading on Nasdaq. Parent currently intends to seek to cause the Surviving Corporation to terminate the registration of the Shares under the Exchange Act upon completion of the Merger.

State Takeover Laws.  The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. On March 4, 2007, prior to the execution of the Merger Agreement, the board of directors of the Company, by unanimous vote of all directors present at a meeting held on such date: (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, that the Company enter into the merger agreement, (ii) approved the execution, delivery and performance of the merger agreement, and (iii) recommended that the Company’s stockholders accept the tender offer and tender their Shares to Offeror and, to the extent necessary, to adopt the merger agreement. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Offeror does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Offeror will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Offeror might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Offeror might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the

Merger. In such case, Offeror may not be obligated to accept for payment any Shares tendered. See “Section 15. Certain Conditions to Offeror’s Obligations.”

17.	Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the day prior to the date on which the stockholders’ vote was taken approving the Merger or similar business combination (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per Share in the Offer or the Merger consideration.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp.  that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

18.	Fees and Expenses.

Neither Parent nor Offeror will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Offeror for customary mailing and handling expenses incurred by them in forwarding material to their customers.

Offeror has retained Innisfree M&A Incorporated as Information Agent and Computershare Trust Company, N.A. as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services hereunder and reimbursement for their reasonable out-of-pocket expenses. The Depositary will also be indemnified by Offeror against certain liabilities in connection with the Offer.

19.	Miscellaneous.

Legal Proceedings

On March 7, 2007, an action entitled Globis Capital Partners, L.P. vs. SafeNet, Inc. et al. (Case No. 2772-N) was filed in the Court of Chancery in the State of Delaware in New Castle County (the “Globis Complaint”) and on March 9, 2007, an action entitled Plymouth County Retirement Systems vs. SafeNet Inc. et al. (Case No. 2782-N) (the “Plymouth Complaint,” and together with the Globis Complaint, the “Delaware Complaints”) was filed in the same court. In each case, the plaintiffs named as defendants the Company, the directors of the Company, the Sponsor (or its affiliate), Offeror and Parent. The Delaware Complaints purport to assert claims on behalf of the stockholders of the Company. The Delaware Complaints allege the directors of the Company breached their fiduciary duties to the stockholders of the Company and that the Sponsor (or its affiliates) knowingly aided and abetted such alleged breaches of fiduciary duty. The Delaware Complaints further allege that the Sponsor (or its affiliates) and its principals are the beneficiaries of such alleged breaches of fiduciary duties and would be unjustly enriched as a result of the Offer and the Merger.

Both the Delaware Complaints seek class certification and equitable relief, including enjoining the Offer and the Merger, as well as costs and expenses in connection with the action. Offeror, Parent and the Sponsor believe these allegations are without merit and intend to vigorously contest these actions.

On March 8, 2007, Joseph Caterello filed a complaint entitled Joseph Catesello v. Walter W. Straub et al. (Case No. 12-C-07-708) in the Circuit Court for Harford County, Maryland. The complaint names as defendants the directors of the Company. The complaint purports to assert claims on behalf of the shareholders of the Company. The complaint alleges that the directors of the Company, among other things, breached their fiduciary duties to the stockholders of the Company. The complaint seeks class certification and equitable relief, including enjoining the offer. On March 8, 2007, the Plaintiff Caterello moved for a temporary restraining order enjoining the directors from proceeding with the offer. The plaintiff’s counsel appeared before the court and have informed defendants’ counsel that the motion was denied.

The foregoing is a summary description of the complaints. This summary does not purport to be complete and is qualified in its entirety by reference to the three complaints which are filed as exhibits to the Schedule TO and may be examined and copies may be obtained in the name set forth in “Section 8. Certain Information Concerning the Company.”

There can be no assurance that the defendants will be successful in any of the foregoing actions.

Other Information

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Offeror by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Offeror other than as contained in this Offer to Purchase or in the Letter of Transmittal, and, if any such information or representation is given or made, it should not be relied upon as having been authorized by Offeror.

Offeror has filed with the SEC the Schedule TO, pursuant to Rule 14d-3 promulgated under the Exchange Act, furnishing certain information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to the Company in “Section 8. Certain Information Concerning the Company.”

Stealth Acquisition Corp.

March 12, 2007

Schedule I

CERTAIN INFORMATION CONCERNING THE DIRECTORS,
EXECUTIVE OFFICERS AND CONTROL PERSONS OF OFFEROR

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of the directors, executive officers and control persons of Offeror. The business address of each person listed below is 456 Montgomery Street, 19th Floor, San Francisco, California 94104.

The sole officers and directors of Offeror are Messrs. Alexander R. Slusky, Chris Nicholson and Dewey W. Chambers. Parent is the sole stockholder of Offeror. The managing member of Parent is Vector Capital Partners III, L.L.C., a Delaware limited liability company (which is referred to in the Offer to Purchase as the Sponsor). Alexander R. Slusky is the sole managing member of the Sponsor.

None of the persons listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All persons listed below are citizens of the United States.

Name	Current Principal Occupation or Employment and Five-Year Employment History

Alexander R. Slusky	Currently, Mr. Slusky is the President and Chief Executive Officer of Offeror and Managing Member of Sponsor. Since its inception in 1997, Mr. Slusky has been the sole Director and President of Vector Capital, a Delaware corporation, which is principally engaged in the business of managing a portfolio of funds. The address of Vector Capital Corporation is 456 Montgomery Street, 19th Floor, San Francisco, California, 94104. Since November 2005, Mr. Slusky has served on the board of directors of Register.com, Inc., 575 Eighth Avenue, 8th Floor, New York, New York 10018. Since August 2003, Mr. Slusky has served on the board of directors of Corel Corporation, 1600 Carling Avenue, Ottawa, Ontario, Canada K1Z 8R7. From September 2002 until August 2006, Mr. Slusky served as a director of LANDesk Software, 698 West 10000 South, Suite 500, South Jordan, Utah 84095. From January 2005 until May 2006, Mr. Slusky served as a director of Winzip Computing, Inc., P.O. Box 540, Mansfield, Connecticut 06268. From May 1999 until June 2006, Mr. Slusky served as a director of Savi Technology, Inc., 351 E. Evelyn Avenue, Mountain View, California 94041-1530.

Christopher G. Nicholson	Currently, Mr. Nicholson is the Secretary and a director of Offeror. Since November 2003, Mr. Nicholson has been a Partner of Vector Capital. From January 1999 to October 2003, Mr. Nicholson was Principal of Vector Capital. From August 2003 until April 2006, Mr. Nicholson served as a director of Corel Corporation. From September 2002 until August 2006, Mr. Nicholson served as a director of LANDesk Software. From January 2005 until May 2006, Mr Nicholson served as a director of WinZip Computing, Inc.

Dewey W. Chambers	Currently, Mr. Chambers is the Chief Financial Officer and a director of Offeror. Since September 2001, Mr. Chambers has been the Chief Financial Officer of Vector Capital Corporation.

The Information Agent for the Offer is:

501 Madison Avenue
20th Floor
New York, NY 10022

Banks and Brokers Call Collect: (212) 750-5833
All Others Call Toll Free: (888) 750-5834 (from the U.S. or Canada)
or (412) 232-3651 (from outside the U.S. and Canada)

The Depositary for the Offer is:

By Mail: Computershare Trust Company, N.A c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Facsimile Transmission: For Eligible Institutions Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	By Hand or Overnight Courier: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street Canton, MA 02021